FERRO® CORP

TODAY



FERRO.
annual report
'02

ABOUT FERRO®

Ferro is a leading producer of performance materials sold to a broad range of manufacturers serving diverse markets throughout the world. The Company is a worldwide leader in the production of electronic materials for passive components, including the manufacture of multi-layer ceramic capacitors. Ferro is among the world's largest suppliers of ceramic glaze and colors, porcelain enamel coatings, and specialty glass and colorants. In the United States, Ferro holds strong market positions in polymer additives and specialty plastic compounds and colorants. Ferro materials enhance the performance of products in a variety of end markets, including consumer electronics, telecommunications, pharmaceuticals, building and renovation, appliances, transportation, household furnishings, and industrial products.

transformation

Contents

1	Financial Highlights
2	To Our Shareholders
4	Business Segments
6	Ferro Businesses
14	Selected Financial Data Summary
15	Financial Section (Form 10-K)
57	Corporate Information
IBC	Board of Directors

Ferro Today

As a result of the 1999 Leadership Agenda, Ferro today has businesses focused on building critical mass, expanding global scope, and developing sustainable competitive advantages.

FINANCIAL
HIGHLIGHTS

(Dollars in millions except EPS data)

Sales from Continuing Operations


$2,000
1,000
0
1,173
1,247
1,528
'00
'01
'02

Diluted EPS from Continuing Operations


$2.00
1.00
0
1.83
0.79
0.81
'00
'01
'02

Net Cash Provided by Continuing Operations


$200
100
0
98
187
151
'00
'01
'02

Long-Term Debt


$1,000
500
0
352
831
444
'00
'01
'02

Sales by End-Market*


Building & Renovation 36%†
Electronics 18%
Appliances 12%
Other 12%
Transportation 10%
Household Furnishings 8%
Industrial Products 4%

Sales by Region


North America 53%
Europe 34%
Asia-Pacific 10%
Latin America 3%

*Based on 2002 pro forma sales.

†Approximately 60% of Building and Renovation sales are generated outside the United States.

LETTER TO SHAREHOLDERS

different portfolio





In 2002, we continued to execute our Leadership Agenda strategy, which has effectively led the transformation of Ferro and created growth opportunities that today represent our future. During the past year, we divested our Powder Coatings business and took another *major step in our quest to be more focused with businesses that have* critical mass, a sustainable competitive advantage and are global in scope. Following eight acquisitions since 1998, we have strengthened our core businesses and improved the balance within the portfolio.

In adopting the Leadership Agenda four years ago, we instituted a new business model for managing the Company's operations and allocating its resources. This has been instrumental in our ability to *create an investment that offers higher growth potential in sales and* earnings. This Annual Report theme, Ferro Today, invites you to take a closer look at Ferro's businesses, the transformation and our prospects for growth.

As part of the Leadership Agenda strategy, we analyzed our portfolio of businesses and classified them based on their opportunities for growth. The classifications included:

(1) **Springboard**—businesses that represent the greatest opportunity for long-term growth,

(2) **Platform**—businesses that have the capability to grow at 1½ to 2 times GDP, and

(3) **Foundation**—businesses with overall growth opportunities close to GDP growth rates.

Our goal is to have approximately one-third of Ferro's portfolio in each category. The Foundation businesses require less investment and generate free cash flow used to fund opportunities within our Springboard businesses. The Platform businesses should be self-sufficient, generating ample free cash flow to support their own investment opportunities. As individual product lines move through their life cycles, the result will be a steady cycle of growth, regener*ation, and evolution for the Company as a whole.*

Today, growth-oriented Springboard businesses account for nearly a quarter of our sales, versus only 6 percent four years ago. Foundation businesses today comprise less than 30 percent of our revenue base, down from 54 percent.

Critical Mass and Sustainable Competitive Advantage

Our businesses today typically hold leading market positions. Ferro is the world's largest supplier of materials for multi-layer ceramic capacitors for the electronics industry. We also have base metal technology that supports an industry move away from the use of precious metals. Electronic Material Systems today is a core business for Ferro with annual sales during normal market conditions of more than $400 million. Our acquisitions of TAM Ceramics, EMCA-Remex and dmc² *provided critical mass, technology, and market penetration in the U.S.,* Asia and Europe.

Ferro today continues a global leadership position in ceramic glaze and porcelain enamel coatings. Our Tile Coating Systems business strengthened its global market position as a result of the dmc² acquisition. The acquisition also tripled the size of our Color and Glass Performance Materials business—making it the world's largest—and added technology that will help drive further growth.

As a result of the acquisition of Solutia's Polymer Modifiers Business, Ferro today is one of the top five North American suppliers of PVC specialty additives. Our acquisition of Advanced Polymer Compounding added a complementary product line to Ferro's Specialty Plastics

1998



- Foundation 54%
- Platform 40%
- Springboard 6%

Today



- Foundation 25–30%
- Platform 45–50%
- Springboard 20–25%

business. And the Pfanstiehl Laboratories acquisition placed Ferro in the high-growth pharmaceutical and biotechnology markets and brought current good manufacturing practices technology to our Fine Chemicals business.

Global Scope

Today, sales from foreign operations account for approximately one-half of our total revenues. We have traditionally held a strong presence in Europe, which represents more than one-third of our business. During the past decade, we have focused significant efforts and investments on geographic expansion in Asia because of its high growth and generally stable political and economic conditions.

Greater geographic diversity, coupled with a more balanced portfolio, will provide growth opportunities and buffer against certain industry cycles and regional issues. Over time, this will result in more consistent, predictable growth.

Strengthened Balance Sheet and Successful Integration Efforts

Our operational strategy in 2002 was influenced largely by global macroeconomic conditions—particularly in the United States and Europe—and tension surrounding the Middle East. It was important for us to continue to position the Company for long-term growth and prepare for a sustainable economic recovery. Our priorities were to strengthen the balance sheet and integrate the dmc^2 businesses acquired in September 2001.

When we closed the dmc^2 acquisition on September 7, 2001, we took on a significant amount of debt. The events of September 11, 2001, changed the outlook and our focus immediately. Our ability to pay down debt and improve the Company's capital structure became critical. Emphasis was placed on maximizing free cash flow in part through the reduction of working capital and carefully managing discretionary spending. We also accelerated the integration of the dmc^2 businesses to capture cost savings sooner than planned. Our efforts in 2002 proved successful as we surpassed the $35 million cost savings target established for the entire dmc^2 integration process, we reduced net working capital by $47 million, and generated $151 million of cash flow from continuing operations. Combined with the net proceeds of $132 million from an equity offering in May and $132 million from the Powder Coatings business divestiture in September, we paid down the entire debt taken on to finance the dmc^2 acquisition in just one year. Our debt-to-total capital ratio at the end of 2002 was 49 percent, compared with 76 percent on a pro-forma basis at the time of the acquisition.

Outlook

Given the current economic uncertainty, we will continue with a conservative management approach until we are certain a sustainable economic recovery is underway. We will focus on generating free cash flow and further reducing debt. We will remain disciplined in our efforts to manage discretionary spending and working capital levels. Regardless of the rate of economic recovery in 2003, we feel confident that we can attain significant earnings growth, even with modest revenue growth. Any revenue growth will be leveraged against a much-improved cost structure, and Ferro will capture further benefits from the dmc^2 integration and overall cost savings. In addition, the impact on earnings due to the draw down of inventory—or lower production rates—will be lessened.

As economic conditions improve, our focus will change. While there is still work to be done, you will see less integration and consolidation efforts on our part. Our focus will shift to concentrate more on organic growth opportunities and internal growth plans. We want to accelerate the process of bringing new products to the marketplace. This will be driven in part by leveraging technology across businesses and geographic regions, and investing in targeted research programs.

In 2003, we will continue our strategic quest to improve our business portfolio by assessing investments—including "bolt-on" acquisitions—that will complement existing product lines and technologies, particularly those that will help to expand our businesses geographically.

I wish to thank our employees for their hard work and responsiveness to this year's challenges, our customers for their support, and our shareholders for their confidence in our vision. You have helped us make Ferro what it is today—a growing, global company providing our customers with innovative performance materials for tomorrow.

Hector R. Ortino
Chairman and
Chief Executive Officer

TODAY'S BUSINESS SEGMENTS



focused

As a result of the 1999 Leadership Agenda, Ferro today has businesses focused on building critical mass, expanding global scope and developing sustainable competitive advantages. Ferro's businesses are grouped into the Coatings segment and the Performance Chemicals segment.

Sales by Segment



☐ 65% Coatings
☐ 35% Chemicals

Coatings

Ferro is a worldwide industry leader in providing coatings and colors for ceramics, metal, paint, plastics, and glass products. It is also a worldwide leader in the production of ceramic glaze and porcelain enamel coatings, and holds leading global market positions in electronic materials and pigments.

The Coatings segment is divided into four business units:

* Electronic Material Systems (Springboard)
* Color and Glass Performance Systems (Platform)
* Tile Coating Systems (Foundation)
* Industrial Coatings (Foundation)



Performance Chemicals

As a major producer and technology leader in pharmaceuticals, fine chemicals, plastic colorants, polypropylene compounding, and polymer additives, Ferro's Performance Chemicals segment offers a wide range of products designed to improve the performance, durability, appearance, and other facets of its customers' products. These products add value in the growing pharmaceutical, food, and electronics industries, and also have applications in the automotive, appliance, construction, household furnishings, and industrial markets.

The Performance Chemicals segment is divided into three business units:

* Pharmaceuticals and Fine Chemicals (Springboard)
* Specialty Plastics (Platform)
* Polymer Additives (Platform)



Eight acquisitions made since 1998 represent more than $700 million of Ferro's current revenue base. This restructuring of the portfolio helped build core businesses in rapidly-growing industries, such as electronics and pharmaceuticals.

ELECTRONIC MATERIAL SYSTEMS

An important Leadership Agenda goal was to develop an electronic materials business with sales of $300–$500 million by 2003. This critical mass was achieved through the TAM Ceramics, EMCA-Remex, and dmc² acquisitions. Ferro today is a leading innovative supplier of fine particle ceramics, metals, glasses, and engineered material systems to the rapidly-growing global electronics industry, with significant market penetration in the U.S., Asia, and Europe.

springboard

Chip Component Materials





Ferro is the world's largest supplier of materials for the construction of multi-layer ceramic chip components, and is helping manufacturers make the transition from precious metals to less expensive base metals. Matched material systems and a broad product line including state-of-the-art thin-layer dielectrics make Ferro a single-source supplier.

Ferro provides all of the materials that are crucial to the production of multi-layer ceramic capacitors, varistors, and inductors, which are common in all electronic circuits and computer assemblies. Ferro's chip component materials also are used in cell phones, personal computers, digital cameras, medical devices, PDAs, and many military applications.

Photovoltaic Products





Ferro is the leading supplier of thick film screen-printable pastes to the solar cell industry. New silver contact pastes, low-distortion aluminum pastes, and hot melt conductors help maximize cell efficiency and reduce manufacturing costs.

The global production of solar cells has increased more than 35 percent per year since 1999. Ferro supplies all electrode and contact materials.



Advanced Microelectronic Packaging





Ferro's patented low-temperature co-fired ceramic (LTCC) tape offers the industry's best Rf performance and allows the incorporation of passive components in a single package, thereby reducing size and cost. In addition, base and precious metal powders are used across a wide variety of electromagnetic interference (EMI) shielding applications.

Ferro's LTCC, thick film, metal and paste materials are used in wireless modules for cell phones, Bluetooth™ technology, satellites, automotive radar systems, and sensors for anti-skid braking systems. Copper and silver powders and pastes are used to prevent signal interference in dense circuit board designs such as cell phones.

Surface Finishing





Ferro is a leading supplier of alumina- and ceria-based polishing compounds that allow precision finishing of surfaces at the atomic level. Purity levels reach 99.99 percent in materials tailored to customers' specifications.

Ferro's expertise in ceria polishing technology enhances performance of semiconductor devices, precision optics, liquid crystal displays, cathode ray tubes, and quartz crystals. Other markets include glass ceramics, crystal, ophthalmic, and flat glass.

PHARMACEUTICALS &
FINE CHEMICALS

Innovative products that meet needs in profitable, high-growth segments of the electronics and pharmaceuticals markets fuel growth for this business. The acquisition of Pfanstiehl Laboratories, Inc. added the FDA-regulated products pictured on this page and current good manufacturing practices

API's and HPLE Carbohydrates




Dramamine

Ferro's new specialized facility to manufacture highly potent active pharmaceutical ingredients (APIs) for injectable anti-cancer and anti-viral drugs is one of the largest of its kind. Injectable quality high purity low endotoxin (HPLE) carbohydrates stabilize formulated, bioengineered therapeutic proteins, which can be worth up to $1 million per kilogram.

Ferro's high potency APIs are used to create injectable drugs to combat cancer and AIDS. Ferro is the leading producer of HPLE carbohydrates used as excipients and in the formulation of therapeutic proteins drugs, such as a daily treatment for hemophilia, in liquid vaccines, and in various anti-cancer and anti-inflammatory drugs.

Lactate Solutions





Ferro is the leading independent North American producer of injectable drug, cosmetic, and food grade lactate salt solutions.

Injectable sodium lactate solutions are used in peritoneal dialysis. In cosmetics, ammonium lactate serves as a hydrating agent. In foods, sodium and potassium lactates inhibit the growth of disease causing bacteria such as Listeria.

cGMP Nutritionals




REATEAM
REATEAM
MSM

Ferro is the only U.S. producer of cGMP nutritionals, including Creatine, a sport-nutritional and Glucosamine hydrochloride, a nutri-ceutical.

Creatine is used to improve the rate of muscle rehydration, shortening exercise recovery. Glucosamine hydrochloride is taken to improve joint flexibility and lessen the occurrence and severity of osteoarthritis pain.

springboard

(cGMP) technology. Ferro also helps the growing number of virtual pharmaceutical companies gain FDA drug approval through expertise in regulatory affairs, manufacturing processes, and test methods.

Electrolytes



The electrolyte is one of the high value core components of any lithium battery. Ferro's electrolytes, used exclusively in lithium disposable and rechargeable batteries, meet manufacturers' increasingly stringent purity requirements. Enhanced energy density and environmental factors have initiated the shift to lithium batteries, particularly lithium-ion rechargeable batteries.



Demand for high-performance lithium batteries to power portable electronic devices has doubled Ferro's electrolyte sales over the past four years. The lithium-ion rechargeable battery market continues to offer annual double-digit growth, particularly in Asia. Power tools and hybrid electrical vehicles also are promising candidates for lithium-ion batteries.

Glymes



Ferro is the leading North American producer of glymes, or glycol diethers, which are some of the most powerful solvents available in the markets served. Ferro's glymes provide properties required in specific applications, and their relatively high chemical and heat stability under widely varying conditions offers unique value.



A large and fast growing glymes application is as process solvents in the production of active pharmaceutical ingredients (APIs) and/or their precursors, including antibiotics and drugs to treat cancer and AIDS. Other applications include gold recovery and cleaning solutions for the electronics industry, organic chemical synthesis, natural gas purification, and polymerization.

Phosphines



Ferro's new patent-pending briquette form of a phosphine derivative product is free flowing, making it safer and easier to handle. It also eliminates dust from manufacturing processes.



This phosphine product improves nylon tensile strength and reduces brittleness in tires and airbags. It also provides longer wear, better dyeability and UV color stability in carpeting. Other phosphines in Ferro's product family have applications in pharmaceuticals, coatings, and flame retardants.

COLOR & GLASS PERFORMANCE SYSTEMS

platform

The acquisition of dmc[2] *tripled the size of Ferro's Color and* Glass Performance Materials business and made it the world market leader. Expanded geographic reach included a significant presence in Asia, which is increasing in importance in the manufacture of tableware. Additional product lines complemented Ferro's, and new technologies and products such as precious metal preparations for decorative purposes offer increased growth potential.

Colors, Glazes & Precious Metal Preparations





Ferro offers a broad product line of colors that are available from a global infrastructure. Pigments for brilliant yellows and reds are encapsulated in zirconium crystals to prevent leaching and fading. Glass frits also provide specialty glazes to finish art ceramics and tableware.

Brilliant colors for ceramics and plastics won't fade and are resistant to high temperatures. Increasingly, Ferro decorations for tableware decals are UV cured to cut production costs. Precious metals such as gold and platinum add high-end decoration to fine china and art ceramics.

Inorganic Pigments




SCHOOL BUS

Ferro's complex inorganic pigments provide color for paints and plastics that are heat-stable, light-stable, weather-resistant, and chemical-resistant.

Coatings with inorganic pigments retain their color through high production firing or cooking temperatures. Automotive paints resist oil, gas, sunlight and weather. Specialty pigments for military applications provide distinctive camouflage properties in diverse battlefield conditions. Vinyl siding can be guaranteed for 30 years against fading and chalking.

Glass Decorating Enamels & Forehearth Colors





Ferro's lead-free enamel has unique anti-stick qualities for glass subjected to high heat during shaping. Ferro pioneered lead-free opaque enamels for glass subjected to severe stress. Drakotherm® saves production steps for multicolored labels. Concentrates of rare earth materials offer economical coloring of small glass batches.

Ferro is the world's leading supplier of automotive enamels. Color-matched spandrels conceal piping and ducts between floors of commercial buildings. Ferro is a global leader in supplying decorating products for glass containers. Forehearth color concentrates allow quick color changes for producing tableware, cosmetics packaging, and beverage containers.

POLYMER ADDITIVES

The acquisition of Solutia, Inc.'s polymer modifiers business nearly doubled the size of the polymer additives division, and positioned the business for growth in Europe and Asia. Product line synergies significantly improved Ferro's position as a supplier to processors of flexible polyvinyl chloride (PVC), and the Company gained entry to new markets, such as adhesives, sealants and caulks.

platform

Lubricants





Ferro offers more lubricant choices in a greater variety of product forms than any other supplier. Metallic stearates, waxes, and fatty acids are available in traditional powdered form, or as granules, pastilles, and prills that reduce dust and flow smoothly for more accurate metering.

Greater leisure time, the need for termite resistance, and regulations against arsenic-based lumber preservatives have created a strong growth market for wood/plastic composite decking. Ferro's lubricants are also widely used in PVC siding, windows and doors, as well as in polyolefin, polystyrenic, and rubber processing.

Stabilizers





Ferro offers more mixed metal stabilizer choices for flexible PVC than any other supplier, and has unique formulating latitude in the development of custom stabilizers. A new line of non-lead stabilizers offers an environmentally friendly alternative to wire and cable producers.

Ferro's stabilizers protect PVC from degradation during compounding and production, and from damage caused by UV light. Mixed-metal stabilizers prevent yellowing, fogging and embrittlement in most flexible PVC applications. Ferro offers FDA-approved products for food packaging and medical applications.

Plasticizers





Ferro offers a range of niche benzyl phthalate and phosphate ester plasticizer products that provide properties such as fast fusion, flame retardance, and stain resistance in many plastic resin systems. Benzyl phthalates are the fast-fusing industry standards, and phosphate esters act as flame retardants.

Ferro's plasticizers improve both processing and final product performance in hundreds of commercial products, including resilient flooring, caulks, building and construction products, wire and cable insulation, automotive sealants and other transportation products.

SPECIALTY PLASTICS

The acquisition of Advanced Polymer Alloys added elastomer expertise to complement our extensive line of plastic compounds and colorants. These combined resources improve the quality, performance, and appeal of our customers' products.

platform

Filled & Reinforced Plastics








Ferro helps customers reduce costs by replacing more expensive engineering thermoplastics with filled and reinforced polypropylene compounds. These products offer a more optimum balance between physical properties and economics. They offer the best-in-class performance in high strength and high temperature applications and are also easily recyclable.

Ferro's customers include leading manufacturers in the automotive, major appliance, small appliance, lawn and garden, and pool and spa markets.

Advanced Polymer Alloys






Ferro's unique Alcryn® Melt-Processible Rubber™ provides durability and resistance to weather, oil, chemicals, gas, ozone, and UV light with better aging, colorability and faster injection-molding times than conventional thermoplastic elastomers. These products are recyclable, and can be processed on standard plastics machinery at the highest throughput rates.

Alcryn products provide a soft, comfortable feel to non-slip grip, wear-resistant handles that reduce hand fatigue in tools, appliances, and consumer products. They absorb vibration and noise in cell phones, and also have a flawless 10-year performance record for durability and noise control in automotive applications.

Plastic Colorants, Liquid Coatings & Dispersions







Ferro's patented NIMEX™ metallic colorants technology prevents surface blemishes and provides a virtually unlimited range of colors to injection molded and extruded plastic products. Liquid colors are compatible with a full range of thermoplastics, and paste color dispersions are compatible with thermoset plastics.

Plastic colorants, used in packaging, automobiles, and appliances, meet customers' color needs, including trendy metallics. Blow molded bottles are a large market for Ferro's liquid colors, and gel coats eliminate secondary painting process steps with in-mold color coatings for boats, recreational vehicles, construction panels, and sanitary ware.

TILE COATING SYSTEMS

Ferro is the world's leading supplier of ceramic glaze frit—a staple product since the Company's founding in 1919—and is the worldwide leader in glaze stain technology. The dmc² acquisition increased this business' market share and added complementary manufacturing facilities and greater presence in Asia and Europe. Ferro continues to capitalize on these synergies, promote process improvements, and develop new products.

foundation

Decorating Materials and Systems



Ferro provides a full line of frits, glazes, colors, and soluble salt colors, and was among the first to commercialize durable lead-free glaze systems that conform to environmental regulations. Ferro developed the patented KERAjet® system to decorate ceramic tiles with a digital four-color, high-definition inkjet process.



Ferro's products are used to decorate the full range of floor and wall tile products and keep abreast of new color trends. Ferro sells solutions and applications to the tile marketplace from a worldwide technology infrastructure.

INDUSTRIAL COATINGS

Ferro also is a leading global supplier of its other founding product, porcelain enamel frit, which is a glass that is bonded to metal at high temperatures. Ferro pioneered ready-to-use formulations and the environmentally friendly electrostatic application of powdered forms. The Leadership Agenda placed new emphasis on cost-efficient production processes, and the business continues its tradition of product innovation.

Porcelain Enamel



Porcelain enamel provides a finish that is extremely resistant to scratching, abrasion, heat, acid, and graffiti.



Customers use Ferro's porcelain enamel coatings for highly durable, sanitary finishes on large and small appliances, cookware and grills, sanitary ware, water heaters, building panels, signage, and chemical storage vessels. Increasing demand for modern convenience products in new industrialized countries represents a large growth market.

SELECTED FINANCIAL DATA SUMMARY

Ferro Corporation and subsidiaries
Years ended December 31

(In thousands except per share data)	2002	2001	2000
Operating results			
Sales from continuing operations	$1,528,454	$1,246,503	$1,173,028
Income from continuing operations	$ 33,747	$ 30,012	$ 69,528
Income from discontinued operations	$ 6,172	$ 9,185	$ 3,611
Gain on disposal of discontinued operations	$ 33,804	n/a	n/a
Net Income	$ 73,723	$ 39,197	$ 73,139
Per common share data[a]			
Basic earnings			
From continuing operations	$ 0.82	$ 0.79	$ 1.91
From discontinued operations	$ 1.04	$ 0.26	$ 0.11
	$ 1.86	$ 1.05	$ 2.02
Diluted earnings			
From continuing operations	$ 0.81	$ 0.79	$ 1.83
From discontinued operations	$ 0.98	$ 0.25	$ 0.09
	$ 1.79	$ 1.04	$ 1.92
Cash dividends per share	$ 0.58	$ 0.58	$ 0.58
Other			
Average shares outstanding[a]	38,277	34,246	34,561
Net cash provided by continuing operations	$ 151,242	$ 186,509	$ 97,757
Long-term debt	$ 444,434	$ 831,377	$ 352,491
Number of employees (year end)[b]	7,579	9,348	7,117
Number of holders of common stock (year end)	2,017	2,056	2,178

(a) Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised, and that convertible preferred shares are converted into common shares.

(b) Number of employees for 2002 is for continuing operations only. Number of employees for 2001 and 2000 include continuing operations and discontinued operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to_______

COMMISSION FILE NUMBER 1-584

FERRO CORPORATION

(Exact name of registrant as specified in its charter)

AN OHIO CORPORATION 1000 LAKESIDE AVENUE,
CLEVELAND, OH 44114 I.R.S. NO. 34-0217820
(Address of principal executive offices)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 216-641-8580
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Class	Name of Exchange on which Registered
Common Stock, par value $1.00	New York Stock Exchange
Common Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

9 1/8% Debentures due January 1, 2009
7 5/8% Debentures due May 1, 2013
7 3/8% Debentures due November 1, 2015
8% Debentures due June 15, 2025
7 1/8% Debentures due April 1, 2028
Series A ESOP Convertible Preferred Stock, without Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained here, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No

On January 31, 2003 there were 40,561,707 shares of Ferro Common Stock, par value $1.00 outstanding. As of the same date, the aggregate market value (based on closing sale price) of Ferro's Common Stock held by non-affiliates was $931,919,261.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Ferro Corporation's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003 (incorporated into Part III of this Form 10-K).

TABLE OF CONTENTS

PART I

Item 1	Business	Page 1
Item 2	Properties	Page 4
Item 3	Legal Proceedings	Page 4
Item 4	Submission of Matters to a Vote of Security Holders	Page 5

PART II

Item 5	Market for Registrant's Common Equity and Related Stockholder Matters	Page 6
Item 6	Selected Financial Data	Page 6
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	Page 7
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	Page 16
Item 8	Financial Statements and Supplementary Data	Page 16
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Page 38

PART III

Item 10	Directors and Executive Officers of the Registrant	Page 38
Item 11	Executive Compensation	Page 38
Item 12	Security Ownership of Certain Beneficial Owners and Management	Page 38
Item 13	Certain Relationships and Related Transactions	Page 38
Item 14	Controls and Procedures	Page 38

PART IV

Item 15	Exhibits, Financial Statement Schedules and Reports on Form 8-K	Page 39

PART I

Item 1- *Business*

Ferro Corporation ("Ferro" or the "Company"), incorporated under the laws of Ohio in 1919, is a leading global producer of a diverse array of performance materials sold to a broad range of manufacturers in approximately 30 markets throughout the world. The Company applies certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes and additives for the glass market; specialty plastic compounds and colors; polymer additives; specialty chemicals for the pharmaceuticals and electronics markets; and active ingredients and high purity carbohydrates for pharmaceutical formulations. Ferro's products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. The Company's performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use.

Ferro's products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. The Company's leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of the Company's business units. Ferro's customer base is also well-diversified both geographically and by end market.

On September 30, 2002, the Company completed the sale of its Powder Coatings business unit, previously part of its coatings segment, in separate transactions with Rohm and Haas Company and certain of its wholly-owned subsidiaries and certain wholly-owned subsidiaries of Akzo Nobel NV.

Risk Factors

Certain statements contained here and in future filings with the Securities and Exchange Commission reflect the Company's expectations with respect to the future performance and may constitute "forward-looking statements" within the meaning of Federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, which are difficult to predict and are beyond the control of the Company. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Company's future financial performance, include the following:

- Current and future economic conditions in the United States and worldwide, including continuing economic uncertainties in some or all of the Company's major product markets;
- The outcome of the Company's efforts to integrate the dmc^2 businesses acquired in 2001;
- Changes in customer requirements, markets or industries Ferro serves;
- Changes in the prices of major raw materials or sources of energy;
- Escalation in the cost of providing employee health care and pension benefits;
- Risks related to fluctuating currency rates, changing legal, tax and regulatory requirements that affect the Company's businesses and changing social and political conditions in the many countries in which the Company operates;
- Political or economic instability as a result of acts of war, terrorism or otherwise; and

- Access to capital, primarily in the United States capital markets, and any restrictions placed on Ferro by current or future financing arrangements.

The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company's business, financial condition and results of operations.

Raw Materials

Raw materials widely used in Ferro's operations include resins, thermoplastic polymers, cobalt oxide, zinc oxide, zircon sand, borates, chlorine, silica, stearic acid, tallow and titanium dioxide. Other important raw materials include silver, nickel, copper, gold, palladium, platinum and other precious metals. Raw materials make up a large portion of the product cost in certain of the Company's product lines and fluctuations in the price of raw materials may have a significant impact on the financial performance of those businesses. Precious metal price fluctuations are generally passed through to customers; however, the Company does have some exposure to cost fluctuations for precious metals held in inventory.

The Company has a broad supplier base and, in most instances, alternative sources of raw materials are available if problems arise with a particular supplier. Ferro maintains comprehensive supplier agreements for its strategic and critical raw materials. In addition, the magnitude of the Company's purchases provides for significant leverage in negotiating favorable conditions for long-term supplier contracts. The raw materials essential to Ferro's operations both in the United States and overseas are obtainable from multiple sources worldwide. Ferro did not encounter significant raw material shortages in 2002 and does not anticipate such shortages in 2003.

Patents, Trademarks and Licenses

Ferro owns a substantial number of patents and patent applications relating to its various products and their uses. While these patents are of importance to Ferro, management does not believe that the invalidity or expiration of any single patent or group of patents would have a material adverse effect on its business. Ferro's patents and patents that may issue from pending applications will expire at various dates through the year 2023. Ferro also uses a number of trademarks which are important to its business as a whole or to a particular segment. Ferro believes that these trademarks are adequately protected.

Customers

No material part of the Company's coatings or performance chemicals businesses is dependent on any single customer or group of customers.

Backlog of Orders

In general, no significant lead-time between order and delivery exists in any of Ferro's business segments. As a result, Ferro does not consider that the dollar amount of backlog orders believed to be firm as of any particular date is material for an understanding of its business. Ferro does not regard any material part of its business to be seasonal.

Competition

In most of its products, Ferro has a substantial number of competitors, none of which is dominant. Due to the diverse nature of Ferro's product lines, no single company competes across all product lines in any of the Company's segments. Competition varies by product and by region and is based primarily on product quality and performance, customer service, technical support and price.

In the coatings segment, the Company is a worldwide leader in the production of porcelain enamel, ceramic glaze coatings and passive electronic materials, and believes it is currently the only merchant manufacturer of all primary components (electrodes, dielectrics, and termination pastes) of multi-layer capacitors. Strong local competition for ceramic glaze and color exists in the markets of Italy and Spain. In the performance chemicals segment, the Company is one of the largest producers of polymer additives in the United States and has several large competitors. The plastics business has a large number of competitors in all product categories.

Research and Development

Ferro is involved worldwide in research and development activities relating to new and existing products, services and techniques required by the ever-changing markets of its customers. The Company's research and development resources are organized into centers of excellence that support its regional and worldwide major business units. These centers are augmented by local laboratories which provide technical service and support to meet customer and market needs of particular geographic areas.

Expenditures for research and development activities relating to the development or significant improvement of new and/or existing products, services and techniques for continuing operations were approximately $31.1 million in 2002, $26.0 million in 2001 and $23.9 million in 2000. Expenditures for individual customer requests for research and development were not material.

Environmental Matters

Ferro's manufacturing facilities, like those of its industry generally, are subject to numerous laws and regulations implemented to protect the environment, particularly with respect to plant wastes and emissions. Ferro believes that it is in compliance with the environmental regulations to which its operations are subject and that, to the extent Ferro may not be in compliance with such regulations, non-compliance has not had a materially adverse effect on Ferro's operations.

Ferro and its international subsidiaries authorized and spent $3.2 million and $3.0 million, respectively, in capital expenditures for environmental control in 2002, and estimate capital expenditures for environmental control to be $3.3 million and $5.1 million in 2003 and 2004, respectively. The Company does not consider these capital expenditures to be material.

Employees

At December 31, 2002, Ferro, in its continuing business operations, employed 7,481 full-time employees, including 4,600 employees in its foreign subsidiaries and affiliates and 2,881 in the United States.

Approximately 23% of the domestic workforce is covered by labor agreements, and approximately 3% is affected by labor agreements that expire in 2003. The Company expects to complete renewals of these agreements with no significant disruption to the related businesses.

Domestic and Foreign Operations

Financial information about Ferro's domestic and foreign operations is included herein in Note 14 to the Consolidated Financial Statements under Item 8 of this Form 10-K.

Ferro's products are produced and distributed in foreign as well as domestic markets. Ferro commenced its international operations in 1927.

Wholly-owned subsidiaries operate manufacturing facilities in Argentina, Australia, Belgium, Brazil, China, France, Germany, Italy, Japan, Mexico, the Netherlands, Portugal, Spain and the United Kingdom. Partially-owned subsidiaries manufacture in China, Ecuador, Indonesia, Italy, Japan, Spain, South Korea, Taiwan, Thailand and Venezuela.

Ferro receives technical service fees and/or royalties from many of its foreign subsidiaries. Historically, as a matter of corporate policy, the foreign subsidiaries have been expected to remit a portion of their annual earnings to the parent as dividends. To the extent earnings of foreign subsidiaries are not remitted to Ferro, those earnings are indefinitely re-invested in those subsidiaries.

Available Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments, will be made available free of charge on the Company's web site, www. ferro.com, as soon as reasonably practicable, following the filing of the reports with the Securities and Exchange Commission.

Item 2 - *Properties*

The Company's corporate headquarters offices are located at 1000 Lakeside Avenue, Cleveland, Ohio. The Company also owns other corporate facilities, located in Independence, Ohio. The locations of the principal manufacturing plants by business segment owned by Ferro are as follows, listed by segment:

COATINGS – U.S.: Cleveland, Ohio; Washington, Pennsylvania; Toccoa, Georgia; Orrville, Ohio; Shreve, Ohio; Penn Yan, New York; Crooksville, Ohio; South Plainfield, New Jersey; and Niagara Falls, New York. Outside of the U.S.: Argentina, Australia, Brazil, China, France, Germany, Indonesia, Italy, Mexico, the Netherlands, South Korea, Spain, Taiwan, Thailand, United Kingdom and Venezuela.

PERFORMANCE CHEMICALS – U.S.: Walton Hills, Ohio; Hammond, Indiana; Baton Rouge, Louisiana; Waukegan, Illinois; Bridgeport, New Jersey; Carpentersville, Illinois; Plymouth, Indiana; Evansville, Indiana; Stryker, Ohio; and Edison, New Jersey. Outside of the U.S.: Belgium, Indonesia, The Netherlands, Spain, and United Kingdom.

In addition, Ferro leases manufacturing facilities for the coatings segment in Galion, Ohio; Vista, California; Owantonna, Minnesota; Brazil, China, Germany, Italy, Japan, the Netherlands and Portugal, and for the performance chemicals segment in Cleveland, Ohio; Fort Worth, Texas; and Carpentersville, Illinois. In some instances, the manufacturing facilities outside the United States are used in both business segments.

Information concerning ownership of the facilities is also contained in Note 3 to the consolidated financial statements included herein under Item 8.

Item 3 - *Legal Proceedings*

There are various lawsuits and claims pending against the Company and its consolidated subsidiaries. In the opinion of management, the ultimate liabilities (if any) and expenses resulting from such lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

In February 2003, the Company was requested to produce documents in connection with an investigation by the United States Department of Justice into possible antitrust violations in the heat stabilizer industry. The Company has no reason to believe that it or any of its employees engaged in any conduct that violated the antitrust laws and is cooperating with the Department of Justice in its investigation. Management does not expect this investigation to have a material effect on the consolidated financial position or results of operations or liquidity of the Company.

Item 4 - *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of Ferro's security holders during the fourth quarter of the fiscal year covered by this report.

Executive Officers of the Registrant

Below are set forth the name, age and positions held by each individual serving as an executive officer of the Company as of March 14, 2003, as well as their business experience during the past five years. Years indicate the year the individual was named to or held the indicated position. There is no family relationship between any of Ferro's executive officers.

Hector R. Ortino - 60
Chairman and Chief Executive Officer, 1999
President and Chief Executive Officer, 1999
President and Chief Operating Officer, 1997

James C. Bays - 53
Vice President and General Counsel, 2001
Senior Vice President, General Counsel and Chief Legal Officer, Invensys plc, 1997

J. William Heitman - 49
Vice President, Finance and Acting Chief Financial Officer, 2002
Vice President, Finance, 2001
Vice President, Controller, Moen Incorporated, 1997

Dale G. Kramer - 50
Vice President, Performance Chemicals, 2002
Vice President, Industrial Coatings, 2001
Worldwide Business Director, Powder Coatings, 2000
Worldwide Business Director, Appliance Market, 1999
Global Vice President and General Manager, Estane TPU Division, B.F. Goodrich Company, 1997

Millicent W. Pitts - 49
Vice President, Tile Coating Systems, 2002
Vice President, Industrial Coatings, 2001
Vice President, Global Support Operations, 1998
Director, Corporate Development, Rohm & Haas Company, 1997

Robert A. Rieger – 52
Vice President, Color and Electronic Material Systems, 2002
Vice President, Ceramics, Colors and Electronic Materials, 1999
Worldwide Business Director, Electronic Materials, 1998
President and Chief Executive Officer, Exolon-ESK 1997
Managing Director, Zircon Worldwide, Cookson Matthey Ceramics, 1997

Joseph S. Usaj – 51
Vice President, Human Resources, 2002
Vice President, Human Resources, Philips Medical Systems, 1998
Vice President, Human Resources and Administration, Consolidated Natural Gas Company, 1997

PART II

Item 5 - *Market for Registrant's Common Equity and Related Stockholder Matters*

Quarterly Data

Ferro Corporation and subsidiaries.

The quarterly high and low closing stock prices and dividends declared per share for 2002 and 2001 are presented below:

	2002			2001		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$ 29.14	23.76	0.145	24.70	19.93	0.145
Second Quarter	30.50	27.27	0.145	22.84	19.41	0.145
Third Quarter	30.55	22.33	0.145	23.84	20.90	0.145
Fourth Quarter	26.33	21.37	0.145	26.50	21.20	0.145

The common stock of the Company is listed on the New York Stock Exchange under the ticker symbol FOE. At January 31, 2003, the Company had 2,009 holders of its common stock.

Information concerning dividend restrictions is contained in Note 3 to Ferro's Consolidated Financial Statements included herein under Item 8. Information concerning dividend restrictions and liquidity is included in Management's Discussion and Analysis of Financial Condition and Results of Operations contained under Item 7 herein.

Item 6 – *Selected Financial Data*

Ferro Corporation and subsidiaries

Years ended December 31, 1998 through 2002

(in millions of dollars except per share data)

	2002	2001	2000	1999	1998
Net sales..	$ 1,528.5	1,246.5	1,173.0	1,061.0	1,043.7
Income from continuing operations.........................	$ 33.7	30.0	69.5	67.5	58.0
Diluted earnings per share from continuing operations.	$ 0.81	0.79	1.83	1.68	1.39
Cash dividends per share....................................	$ 0.58	0.58	0.58	0.55	0.495
At December 31,					
Total assets...	$ 1,604.5	1,732.6	1,127.0	971.8	849.2
Long-term debt...	$ 444.4	831.4	352.5	237.5	157.4

Quarterly information is set forth below:

					Per common share	
	Quarter	Net Sales	Gross Profit	Net Income	Basic Earnings	Diluted Earnings
2000	1	$ 289.2	84.2	16.8	0.46	0.44
	2	295.8	85.6	18.8	0.52	0.49
	3	292.8	82.1	17.5	0.48	0.46
	4	295.2	83.1	16.4	0.45	0.44
	Total	$ 1,173.0	335.0	69.5	1.91	1.83
2001	1	$ 303.6	83.9	12.0	0.33	0.32
	2	288.8	72.5	3.7	0.09	0.08
	3	304.0	73.8	11.4	0.31	0.31
	4	350.1	86.7	2.9	0.06	0.08
	Total	$ 1,246.5	316.9	30.0	0.79	0.79
2002	1	$ 365.0	93.3	4.9	0.12	0.13
	2	408.4	106.7	11.8	0.30	0.29
	3	388.8	95.2	10.0	0.23	0.23
	4	366.3	89.9	7.0	0.17	0.16
	Total	$ 1,528.5	385.1	33.7	0.82	0.81

As discussed in further detail in Item 7 below, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (Statement No. 142) for business combinations consummated after June 30, 2001 as of July 1, 2002, and adopted the remaining provisions effective January 1, 2002. Accordingly, all goodwill and other intangible assets having indefinite useful lives relating to business combinations consummated after June 30, 2001 were not amortized. Subsequent to January 1, 2002, all goodwill and intangible assets having indefinite useful lives are no longer being amortized, but instead are subject to impairment testing on at least an annual basis. Before the adoption of any provisions of Statement No. 142, goodwill and intangible assets having indefinite useful lives were amortized ratably over their estimated useful lives.

In September 2001, the Company acquired from OM Group, Inc. certain businesses previously owned by dmc² Degussa Metals Catalysts Cerdec AG (dmc²). See further information regarding the transaction in Note 7 to the Company's consolidated financial statements included herein under Item 8.

In September 2002, Ferro completed the sale of its Powder Coatings business unit as further discussed in Note 9 to the Company's consolidated financial statements included herein under Item 8. This business, as well as several other small businesses the Company intends to divest, are presented as discontinued operations, and accordingly, results of their operations are excluded from the information presented in the above table.

Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations*

On September 7, 2001, Ferro completed the acquisition of certain businesses of dmc² to significantly reposition its portfolio toward higher growth businesses, solidify its leading market position in core businesses and further its geographic diversity. Since the date of the acquisition, the Company has focused on fully realizing these benefits and capitalizing on the synergies from integrating the dmc² businesses, including eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies.

With the completion of the dmc² acquisition in 2001 and weak economic conditions throughout most of the markets that Ferro served during 2002, all of the Company's businesses have concentrated on lowering working capital, reducing costs and maximizing cash flow generation. As a result, cash flow generated from operations totaled $168.6 million, down only 23.2% from the record level of $219.4 million generated in 2001. Cash flows generated from operations, the $131.5 million in proceeds from the issuance of stock and net proceeds from the sale of Ferro's Powder Coatings business of $132.0 million allowed the Company to reduce borrowings by approximately $386.9 million in 2002.

In the near term, the Company will focus on completing the integration of dmc², aggressive cost containment measures and the disposal of certain assets currently held for sale. These efforts, in addition to maintaining a disciplined approach to managing working capital, should generate additional free cash flow for debt reduction and further reduce the Company's cost position in 2003 and thereafter. However, due to recent trends and events, the Company expects that certain costs, including insurance, health care and pension expenses will increase in 2003, offsetting, in part, the benefits of cost reduction efforts. Factors that could adversely affect the Company's future financial performance include deterioration in economic conditions, political instability and armed hostilities in the Middle East and elsewhere in the world, increases in raw material prices, unfavorable currency rate fluctuations and increases in interest rates. Other factors to consider include those contained within "Risk Factors" included herein under Item 1.

In September 2002, the Company completed the sale of its Powder Coatings business unit, and accordingly, as of December 31, 2002, and for all periods presented, the Powder Coatings business has been reported as a discontinued operation. Additionally, the Company has classified several other small businesses as discontinued based on the Company's intent to divest such businesses over the next year. The discussions presented below under "Results of Operations" focus on the Company's results from continuing operations.

Results of Operations
Comparison of the years ended December 31, 2002 and 2001

Consolidated net sales of $1.53 billion for 2002 represent an all-time record level of revenue for the Company and a 22.6% increase over 2001 sales of $1.25 billion. Overall volume increased 19.5% during the year ended December 31, 2002, including the effect of acquisitions. The increased volume was primarily due to the full year impact of the September 2001 acquisition of certain businesses of dmc² and higher demand levels in the Asia-Pacific region. Sales for 2002 also increased due to the impact of the stronger euro.

Gross margins as a percent of sales declined slightly to 25.2% in 2002 compared with 25.4% for 2001. Gross margins were adversely impacted by charges of $3.4 million and $4.2 million in 2002 and 2001, respectively, relating to the Company's ongoing cost reduction efforts.

Selling, administrative and general expenses of $282.5 million were lowered to 18.5% of sales for 2002, compared with $245.8 million, or 19.7% of sales, for 2001. The increase in selling, administrative and general expenses was primarily due to the addition of dmc² operating expenses, offset partially by synergies realized from the integration of dmc², the elimination of amortization expense of $6.5 million on goodwill and other intangibles with indefinite lives in accordance with Statement of Financial Accounting Standards No. 142, and other cost reduction initiatives. Charges for cost reduction and integration programs increased selling, general and administrative expenses by $6.0 million and $6.5 million during 2002 and 2001, respectively.

Interest expense for 2002 was higher as compared with 2001 due to the substantial increase in the Company's average level of indebtedness during 2002 as a result of the financing of acquisitions completed in 2001 and 2000. This was partially offset by declines in variable interest rates. The Company benefited from low variable interest rates during 2002 and, at December 31, 2002, continued to have a significant component of its indebtedness with variable rate instruments. If interest rates were to rise significantly, the Company would incur a significant increase in interest expense.

Foreign currency transaction losses in 2002 were $0.4 million as compared to $20.0 million of gains in 2001. The 2001 gain was primarily the result of the settlement of forward contracts initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc² acquisition purchase price. The Company has and continues to use certain foreign currency instruments to offset the effect of changing exchange rates on foreign subsidiary earnings. The carrying values of such contracts are adjusted to market value and resulting gains or losses are charged to income or expense in the period incurred.

Miscellaneous expense of $12.9 million in 2002 was substantially unchanged versus 2001 as banking costs and costs associated with the Company's loan and asset securitization facilities were approximately the same in each year.

Income tax expense as a percentage of income in 2002 was 30.5%, compared with 36.8% in 2001. Contributing to the decline in the effective tax rate were tax benefits realized from export sales, utilization of net operating loss carry-forwards that were fully reserved, the impact of equity in earnings of non-consolidated entities reported net of tax and increased earnings in jurisdictions having lower statutory tax rates.

Income from continuing operations for the year ended December 31, 2002, was $33.7 million or $0.81 per diluted share versus $30.0 million or $0.79 per diluted share for the year ended December 31, 2001 ($0.90 per share if FASB Statement No. 142 had been effective as of January 1, 2001).

Income from discontinued operations for 2002 was $6.2 million compared with $9.2 million for 2001. In addition, a gain on the disposal of the Company's Powder Coatings business of $33.8 million was realized during 2002.

Net income for the year ended December 31, 2002, was $73.7 million or $1.79 per diluted share versus $39.2 million or $1.04 per diluted share for the year ended December 31, 2001.

Segment Results. For the year of 2002, sales in the coatings segment increased 38.1% to $986.6 million from $714.2 million for 2001. The increase in revenue primarily reflects higher volumes related to the dmc² acquisition and stronger growth in several key markets, including significant growth in the Asia Pacific region. Segment income increased 53.9% to $95.9 million for 2002 compared with $62.3 million in 2001. The improvement in income was largely the result of higher volumes due to the dmc² acquisition, internal cost reductions and synergies realized from the integration of dmc².

Sales in the performance chemicals segment increased 1.8% to $541.9 million for 2002, compared to $532.3 million for 2001. The sales increase was caused primarily by increases in the building and renovation, durable goods, automotive and consumer packaging markets, offset partially by changes in product mix and lower prices in certain businesses as compared to last year. Income from the segment declined 5.2% to $34.6 million for

2002 versus 2001 levels of $36.5 million. The lower income was due primarily to higher raw material costs and lower production rates stemming from the segment's inventory reduction program.

Geographic Sales. Sales in the United States and Canada were $758.6 million for 2002, compared with $676.3 million for 2001, an increase of 12.2%. International sales were $769.9 million for 2002, compared with $570.2 million for 2001, an increase of 35.0%. Growth in both areas was driven primarily by the dmc² acquisition. International sales were also higher due to improved demand levels in the Asia Pacific region and the impact of a stronger euro.

Cash Flows. Net cash provided by operating activities of continuing operations for the year ended December 31, 2002, was $151.2 million, compared with $186.5 million for 2001. The change was principally driven by higher working capital reductions in 2001 than in 2002. Cash used for investing activities of continuing operations was $39.3 million in 2002, excluding the proceeds from the sale of the Company's Powder Coatings business of $132.0 million. Cash used for investing activities in 2001 of $550.7 million includes $513.1 million used for acquisitions. Net cash used for financing activities was $262.9 million for 2002 and reflects the repayment of long-term debt and the capital markets facility offset by the net proceeds from the issuance of common stock. Net cash provided by financing activities of $357.3 million in 2001 was generated primarily by borrowings necessary to fund the acquisition of certain businesses of dmc².

Net cash provided by operating activities of discontinued operations was $17.4 million in 2002 compared with $32.9 million in 2001. Net cash provided by investing activities of discontinued operations was $129.8 million in 2002, including the proceeds of $132.0 million from the sale of the Company's Powder Coatings business, as compared to cash used by investing activities of discontinued operations in 2001 of $9.7 million for capital expenditures.

Comparison of the years ended December 31, 2001 and 2000

Consolidated net sales of $1.25 billion for 2001 represent a 6.3% increase over the 2000 level of $1.17 billion. Sales for 2001 were aided by acquisition growth, including the acquisition of the dmc² businesses in September 2001. Excluding acquisitions, sales would have declined due to lower sales volumes particularly in the United States, $19.3 million of negative currency translation in 2001 and a divestiture completed in 2000. Sales demand was adversely affected by the worldwide economic decline, and particularly by the weakness in the United States durable goods and construction markets, and in the worldwide electronic materials markets.

Gross margin as a percent of sales was 25.4% in 2001 compared with 28.6% for 2000. Lower gross margins were a result of lower sales and production volumes, particularly in the operations in the United States, the Company's inventory reduction program that further reduced capacity utilization, higher energy costs, and charges related to employment cost reduction programs and integration and inventory costs related to the dmc² acquisition.

Selling, administrative and general expenses were $245.8 million for 2001, or 19.7% of sales, compared with $211.0 million, or 18.0% of sales, for 2000. Selling, administrative and general costs associated with acquisitions completed over the past two years, and severance and integration costs resulted in the higher expense levels during 2001.

Interest expense for 2001 increased as compared with 2000 due to the substantial increase in total indebtedness resulting from acquisitions completed in 2001 and 2000, partially offset by declines in variable interest rates. The Company benefited from low variable interest rates in 2001 and, at December 31, 2001, had a significant component of its indebtedness with variable rate instruments.

Currency gains increased significantly in 2001 as a result of forward contracts initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc² acquisition purchase price. Subsequent strengthening of the euro resulted in the realization of approximately $16.9 million in foreign currency gains in the third quarter of 2001. The Company has and continues to use certain foreign currency instruments to offset the effect of changing exchange rates on foreign subsidiary earnings. Such contracts are accounted for at market value and reported gains or losses will vary based on movement in currency rates.

Miscellaneous expense increased due to costs associated with the Company's accounts receivable securitization program, initiated in the fourth quarter of 2000, and the costs associated with the financing of the dmc[2] acquisition.

Income from continuing operations for the year ended December 31, 2001, was $30.0 million or $0.79 per diluted share versus $69.5 million or $1.83 per diluted share for the year ended December 31, 2000. Income from discontinued operations for the year ended December 31, 2001 was $9.2 million compared with $3.6 million for the year ended December 31, 2000.

Net income for the year ended December 31, 2001 was $39.2 million or $1.04 per diluted share versus $73.1 million or $1.92 per diluted share for the year ended December 31, 2000.

Segment Results. Coatings sales for 2001 were $714.2 million, compared with sales of $653.7 million for 2000, an increase of 9.3%. Growth from acquisitions was offset by lower sales volume in North America and weakness during the year of the euro versus the U.S. dollar. Foreign currency translation reduced segment sales by $14.4 million in 2001 versus 2000. Segment income was $62.3 million compared with $90.2 million reported in 2000. Lower segment earnings were a result of lower volumes in the United States, the weakening of the euro, higher energy costs, reduced capacity utilization in connection with the Company's inventory reduction programs and a substantial decline in the electronic materials markets worldwide.

Performance chemicals sales were $532.3 million, up 2.5% from sales of $519.3 million for 2000. Acquisitions completed in 2000 were the primary driver of the higher sales for 2001, which were offset by lower sales volumes, particularly in operations serving the durable goods and construction markets in the United States. Segment income was $36.5 million compared with $52.5 million for 2000. The decline in earnings reflects lower capacity utilization and volumes in the United States durable goods and construction markets.

Geographic Sales. Sales in the United States and Canada were $676.3 million for 2001, compared with $685.0 million for 2000, a decline of 1.3%. The sales decline reflected the general slowing of the United States economy, particularly in the durable goods, electronic materials and construction markets. International sales were $570.2 million for 2001, compared with $488.0 million for 2000. International sales growth was driven primarily by acquisitions, which was partially offset by the negative impact of currency translation.

Cash Flows. Net cash provided by operating activities of continuing operations for the year ended December 31, 2001 was $186.5 million, compared with $97.8 million for 2000. The increase in cash flows reflected a substantial reduction in working capital in 2001 as management emphasized cash flow generation to be used for debt reduction. Cash used for investing activities by continuing operations was $550.7 million in 2001 (including $513.1 million for acquisitions) and $277.0 million in 2000 (including $210.6 million for acquisitions/divestitures). Investing activities for 2001 reflected lower capital expenditures but a higher level of acquisition activity. Net cash provided by financing activities was $357.3 million in 2001 compared with $162.5 million in 2000. The increase in 2001 reflected the financing of the dmc[2] acquisition.

Net cash provided by operating activities of discontinued operations was $32.9 million in 2001 compared with $16.7 million in 2000. Net cash used in investing activities of discontinued operations was $9.7 million in 2001 compared with $5.1 million in 2000.

Liquidity and Capital Resources

The Company's liquidity requirements include primarily debt service, working capital requirements, capital investments, post-retirement benefits and dividends. Capital expenditures were $40.6 million and $53.8 million for the years ended December 31, 2002 and 2001, respectively. The Company expects to be able to meet its liquidity requirements from a variety of sources, including cash flow from operations and use of its credit facilities or long-term borrowings. The Company has a $300.0 million revolving credit facility, of which $208.1 million was available as of December 31, 2002. See further information regarding the Company's credit facilities included in Note 3 to the Company's consolidated financial statements under Item 8 herein.

The Company also has an accounts receivable securitization facility under which the Company may receive advances of up to $150.0 million, subject to the level of qualifying accounts receivable. At December 31, 2001, $65.3 million had been advanced to the Company, net of repayments, under this program. In 2002, an additional $20.4 million, net of repayments, was advanced to the Company, resulting in total advances outstanding of $85.7 million at December 31, 2002. Under FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 25" neither the amounts advanced nor the corresponding receivables sold are reflected in the Company's consolidated balance sheet. See further information regarding the securitization facility included in Note 3 to the Company's consolidated financial statements under Item 8 herein. Additionally, the Company maintains a $25.0 million leveraged lease program, accounted for as an operating lease, pursuant to which the Company leases certain land, buildings, machinery and equipment for a five-year period through 2005.

Obligations under the revolving credit facilities are unsecured; however, if the Company's debt ceases to be rated as investment grade by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Group (S&P), the Company and its material subsidiaries would be required to grant security interests in its principal manufacturing properties, pledge 100% of the stock of material domestic subsidiaries and pledge 65% of the stock of material foreign subsidiaries, in each case, in favor of the Company's lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries would be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under a leveraged lease program. The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's. Ferro does not believe that the termination of this facility would reasonably be expected to have a material adverse effect on the Company's liquidity or the Company's capital resource requirements.

The rating agencies may, at any time, based on various factors including changing market, political or socio-economic conditions, reconsider the current rating of the Company's outstanding debt. Based on rating agency disclosures, Ferro understands that ratings changes within the general industrial sector are evaluated based on quantitative, qualitative and legal analyses. Factors considered by the rating agencies include: industry characteristics, competitive position, management, financial policy, profitability, capital structure, cash flow production and financial flexibility. S&P and Moody's have disclosed that the Company's ability to improve earnings, reduce the Company's level of indebtedness and strengthen cash flow protection measures, whether through asset sales, increased free cash flows from acquisitions or otherwise, will be factors in their ratings determinations going forward.

On May 15, 2002, the Company completed the sale of five million common shares through a public offering. The net proceeds from the offering of $131.5 million were used to reduce borrowings under the revolving credit facility. Based upon the terms of the revolving credit facility, the amount available for borrowing was effectively reduced to $300.0 million.

On September 30, 2002, the Company sold its Powder Coatings business unit in separate transactions with Rohm and Haas Company and certain of its wholly-owned subsidiaries and certain wholly-owned subsidiaries of Akzo Nobel NV. The cash proceeds of approximately $132.0 million were used to reduce borrowings outstanding under the revolving credit facility.

The Company's credit facility contains customary operating covenants that limit its ability to engage in certain activities, including significant acquisitions. See further information regarding these covenants in Note 3 to the Company's consolidated financial statements under Item 8 herein. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations. The Company does have several options available to mitigate these circumstances, including selected asset sales and the issuance of additional capital. In December 2002, the Company renegotiated these financial covenants to provide greater flexibility and strengthen the Company's liquidity profile.

The Company enters into precious metal leases (primarily gold, silver, platinum and palladium) which are consignment inventory arrangements under which banks provide the Company with precious metals for a specified period for which the Company pays a lease fee. The lease terms are generally less than one year, and the Company maintains sufficient quantities of precious metals to cover the lease obligations at all times. The leases are treated as operating leases, and annual expenses were approximately $2.0 million for 2002. As of December 31, 2002, the fair value of precious metals under leasing arrangements was $57.7 million. Management believes it will continue to have sufficient availability under these leasing arrangements such that it will not be required to purchase or find alternative financing or sourcing arrangements for its precious metal inventory requirements. However, factors beyond the control of the Company, or those that management currently believes are unlikely, could result in non-renewal of the leases, which could impact the liquidity of the Company to the extent of the fair value of the precious metals leased.

Ferro's level of debt and debt service requirements could have important consequences to its business operations and uses of cash flow. In addition, a reduction in overall demand for the Company's products could adversely affect cash flows from operations. However, the Company has a $300.0 million revolving credit facility of which approximately $208.1 million was available as of December 31, 2002. This liquidity, along with the liquidity from the Company's asset securitization program and available cash flows from operations, should allow the Company to meet its funding requirements and other commitments. The Company also has potential liquidity requirements related to payments under its leveraged lease program.

The Company's aggregate amount of obligations for the next five years and thereafter is set forth below:

(dollars in thousands)		2003	2004	2005	2006	2007	Thereafter	Totals
Principal repayments of long-term debt	$	882	534	413	419	350	349,936	352,534
Revolving credit facility		---	---	---	91,900	---	---	91,900
Obligations under non-cancelable operating leases		11,947	8,864	6,212	3,542	2,759	15,151	48,475
Off-balance sheet obligations*		---	---	110,700	---	---	---	110,700
	$	12,829	9,398	117,325	95,861	3,109	365,087	603,609

* Includes $85.7 million for the accounts receivable securitization facility and $25.0 million for the leveraged lease program.

Total pension expense, excluding supplemental plans, was $13.6 million in 2002 compared with $5.9 million in 2001. The increase was primarily due to increased service and interest costs and lower than expected returns on plan assets. Contributions to the plans increased to $11.0 million in 2002 from $3.9 million in 2001. The unrecognized losses related to the plans were $88.9 million at December 31, 2002, up from $25.3 million at December 31, 2001.

The weighted average discount rate was 6.6% and the weighted average expected return on plan assets was 7.5% as of December 31, 2002. Pension expense for 2003 is expected to increase to $21.1 million and pension contributions are expected to increase to $23.2 million. A 1% increase in the actual return on plan assets would decrease the unrecognized plan losses at the end of the year by $2.3 million. A 1% decrease in the actual return on plan assets would increase the unrecognized plan losses at the end of the year by $2.3 million. The amount of any increase/(decrease) in unrecognized plan losses would eventually be recognized in the Company's pension expense in future years. The Company does not believe that the current funding status of the plan will cause significant business, liquidity or capital funding issues.

Impact of Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". Statement No. 143 required entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that Statement No. 143 will have a material impact on the Company's results of operations or financial position.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 applies to costs from activities such as eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. For restructurings initiated after 2002, a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most of the anticipated costs. Instead, the Company will record exit or disposal costs when they are "incurred" and can be measured at fair value, and it will subsequently adjust the recorded liability for changes in estimated cash flows. The Company does not anticipate Statement No. 146 to have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others". Interpretation 45 expands on the accounting guidance of Statements No. 5 "Accounting for Contingencies," No. 57 "Related Party Disclosures ," and No. 107 "Disclosures about Fair Value of Financial Instruments" and incorporates without change the provisions of Interpretation No. 34 "Disclosure in Indirect Guarantees of Indebtedness of Others an Interpretation of FASB Statement No. 5" which is being superceded. Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time an entity issues a guarantee, the entity must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of an entity's year end. The disclosure requirements of Interpretation 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Accordingly, the Company adopted the disclosure requirements of Interpretation 45 for the year ended December 31, 2002. The Company does not anticipate that Interpretation 45 will have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB Issued Statement No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends Statement No. 123 "Accounting for Stock-Based Compensation". Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company continues to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations, as permitted under Statement No. 148. The Company adopted the annual disclosure provisions of Statement No. 148 as of December 31, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Interpretation 46 addresses consolidation by business enterprises of variable interest entities and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. It is based on the concept that companies that control another entity through interests other than voting interests should consolidate the controlled entity. Management is evaluating the impact of FIN 46, and believes, as its asset defeasance program is currently structured, the adoption of Interpretation 46 will require the Company to consolidate certain property, plant and equipment with a fair value of approximately $23.7 million currently accounted for as an operating lease under that program, beginning July 1,

2003. See further information regarding the Company's asset defeasance program in Note 16 to the consolidated financial statements included under Item 8 herein.

Critical Accounting Policies

In response to the Securities and Exchange Commission's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified the critical accounting policies that are most important to the portrayal of the Company's financial condition and results of operations. The policies set forth below require management's most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Litigation and Environmental Reserves

The Company is involved in litigation in the ordinary course of business, including personal injury, property damage and environmental matters. The Company also expends funds for environmental remediations for both Company-owned and third-party locations. In accordance with Statement No. 5 "Accounting for Contingencies" and Statement of Position 96-1 "Environmental Remediation Liabilities," the Company records a loss and establishes a reserve for litigation or remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demand or settlements which have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts, existing and proposed technology, the identification of other potentially responsible parties and their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if management's judgments are ultimately inaccurate.

Income Taxes

Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are reinvested for an indefinite period of time. The Company has significant operations outside the United States, where substantial pre-tax earnings are derived, and in jurisdictions where the statutory tax rate is lower than in the United States. The Company also has significant cash requirements in the United States to pay interest and principal on borrowings. As a result, significant tax and treasury planning and analysis of future operations are necessary to determine the proper amount of tax assets, liabilities and tax expense. The Company's tax assets, liabilities and tax expense are supported by its best estimates and assumptions of its global cash requirements, planned dividend repatriations and expectations of future earnings. However, the amounts recorded may materially differ from the amounts that are ultimately payable if management's estimates are ultimately inaccurate.

Pension and Other Employee Benefits

Certain assumptions are used in the calculation of the actuarial valuations of the Company-sponsored defined benefit pension and post-retirement benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in health care costs. If actual results are less favorable than those projected by management, lower levels of benefit credit or other additional expenses may be required; however, if actual results are more favorable than those projected by management, higher levels of benefit credit or lower levels of expense may result.

Inventory Allowances

The Company provides for valuation allowances of inventory based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory valuation allowances could be required; however, if market conditions are more favorable than those projected by management, established valuation allowances could prove to be unnecessary, and would be released into income.

Allowance for Doubtful Accounts

The Company provides for uncollectible accounts receivable based upon estimates of unrealizable amounts due from specific customers. If the actual future cash collections are less favorable than those projected by management, additional allowances for doubtful accounts could be required; however, if actual future cash collections are more favorable than those projected by management, established allowances for doubtful accounts could prove to be unnecessary, and would be released into income.

Realignment and Cost Reduction Programs

The Company continued actions during 2002 associated with its cost reduction and integration programs. The programs affect all businesses across the Company, and will take no longer than twelve months to complete from the date of commencement. The Company recorded $9.9 million of charges during 2002, which included $9.5 million of severance benefits for employees affected by plant closings or capacity reduction, as well as various personnel in corporate, administrative or shared service functions. Severance termination benefits were based on various factors including length of service, contract provisions, local legal requirements and salary levels. Management estimated the charges based on these factors as well as projected final service dates. If actual results differ from original estimates, the Company will adjust the amounts reflected in the consolidated financial statements.

Off Balance Sheet Indebtedness

In 2000, the Company initiated a $150.0 million five-year program to sell (securitize), on an ongoing basis, a pool of its trade accounts receivable. This program serves to accelerate cash collections of the Company's trade accounts receivable at favorable financing costs. Under the program, certain of the receivables of the Company are sold to a wholly owned unconsolidated special purpose entity, Ferro Finance Corporation (FFC). FFC can sell, under certain conditions, an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (conduit). Additionally, under this program, receivables of certain European subsidiaries are sold directly to other conduits. The Company and certain European subsidiaries on behalf of FFC and the conduits provide service, administration and collection of the receivables. FFC and the conduits have no recourse to the Company's other assets for failure of debtors to pay when due, and in accordance with Statement No. 140, no liability is reflected on the Company's balance sheet.

The Company retains interests in the receivables transferred to FFC and Conduits in the form of a note receivable to the extent that receivables transferred exceed advances. The note receivable balance is included in other current assets in the Company's consolidated balance sheet. The Company and certain European subsidiaries on a monthly basis measure the fair value of the retained interests at management's best estimate of the undiscounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests.

The Company has a lease agreement for certain land, buildings, machinery and equipment for a five-year period that expires in 2005. The Company has the option to purchase the assets at the end of the lease term. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance. This lease is treated as an operating lease and as such is not reflected in the consolidated balance sheet of the Company. However, the Company believes the provisions of the FASB's Interpretation No. 46 "Consolidation of Variable Interest Entities" may require the leased equipment and related obligations (as the program is currently structured) to be consolidated beginning in the third quarter of 2003. See further information above under "Impact of Recently Issued Accounting Pronouncements."

Valuation of Long-Lived Assets

The Company's long-lived assets include property, plant, equipment, goodwill and other intangible assets. Property, plant and equipment are depreciated over their estimated useful lives, and all long-lived assets are reviewed for impairment whenever changes in circumstances indicate that carrying value may not be recoverable and annually for goodwill. Impairment tests are performed using fair values based upon forecasted cash flows, or, in the case of goodwill, using earnings multiples. If actual cash flows or earnings multiples differ from projections, the Company may have to record impairment charges.

Item 7A - ***Quantitative and Qualitative Disclosures about Market Risk***

The Company's exposure to market risks is primarily limited to interest rate and foreign currency fluctuation risks. Ferro's exposure to interest rate risk relates primarily to its debt portfolio including off balance sheet obligations under the accounts receivable securitization program. The Company's interest rate risk management objective is to limit the effect of interest rate changes on earnings, cash flows and overall borrowing costs. To limit interest rate risk on borrowings, the Company maintains a portfolio of fixed and variable debt within defined parameters. In managing the percentage of fixed versus variable rate debt, consideration is given to the interest rate environment and forecasted cash flows. This policy limits exposure from rising interest rates and allows the Company to benefit during periods of falling rates. The Company's interest rate exposure is generally limited to the amounts outstanding under the revolving credit facility and amounts outstanding under its asset securitization program. Based on the amount of variable-rate indebtedness outstanding at December 31, 2002 and 2001, a 1% change in interest rates would have resulted in a $2.1 million and a $6.0 million increase in expense, respectively.

At December 31, 2002, the Company had $350.1 million of fixed rate debt outstanding with an average interest rate of 8.4%, all maturing after 2007. The fair market value of these debt securities was approximately $338.5 million at December 31, 2002.

Ferro manages its currency risks principally through the purchase of put options and by entering into forward contracts. Put options are purchased to protect the value of euro-denominated earnings against a depreciation of the euro versus the U.S. dollar. Forward contracts are entered into to mitigate the impact of currency fluctuations on transaction and other exposures.

At December 31, 2002, the Company held forward contracts to manage its foreign currency transaction exposures which had a notional amount of $31.9 million, and held other contracts of a non-transactional nature which had a notional amount of $6.5 million. The Company also held put options to sell euros for U.S. dollars with a notional amount of $19.2 million and an average strike price of $0.9361/euro. At December 31, 2002 these forward contracts and options had an aggregate fair value of $(0.5) million.

A 10% appreciation of the U.S. dollar would have resulted in a $1.6 million and $2.2 million increase in the fair value of these contracts in the aggregate at December 31, 2002 and 2001, respectively. A 10% depreciation of the U.S. dollar would have resulted in a $1.5 million and $1.7 million decrease in the fair value of these contracts in the aggregate at December 31, 2002 and 2001, respectively.

Item 8 – ***Financial Statements and Supplementary Data***

Report of Independent Public Accountants

To the Shareholders and Board of Directors
of Ferro Corporation

We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries (Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The Company adopted the remaining provisions of SFAS No. 142, as well as SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002.

KPMG LLP
Cleveland, Ohio
February 5, 2003

Consolidated Statements of Income
Ferro Corporation and subsidiaries

(dollars in thousands, except per share data)

Years ended December 31	2002	2001	2000
Net sales	$1,528,454	1,246,503	1,173,028
Cost of sales	1,143,324	929,612	838,041
Selling, administrative and general expense	282,459	245,844	211,023
Other charges (income):			
Interest expense	41,847	33,240	14,859
Interest earned	(1,036)	(2,572)	(1,498)
Foreign currency transactions, net	402	(19,953)	(2,455)
Miscellaneous – net	12,878	12,859	2,117
Income before taxes	48,580	47,473	110,941
Income tax expense	14,833	17,461	41,413
Income from continuing operations	33,747	30,012	69,528
Discontinued Operations			
Income from discontinued operations, net of tax	6,172	9,185	3,611
Gain on disposal of discontinued operations, net of tax	33,804	---	---
Net income	73,723	39,197	73,139
Dividend on preferred stock	2,447	3,078	3,460
Net income available to common shareholders	$ 71,276	36,119	69,679
Per common share data			
Basic earnings			
From continuing operations	$ 0.82	0.79	1.91
From discontinued operations	1.04	0.26	0.11
	$ 1.86	1.05	2.02
Diluted earnings			
From continuing operations	$ 0.81	0.79	1.83
From discontinued operations	0.98	0.25	0.09
	$ 1.79	1.04	1.92

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Ferro Corporation and subsidiaries

December 31	2002	2001
	(dollars in thousands)	
Assets		
Current assets		
Cash and cash equivalents	$ 14,942	15,317
Accounts and trade notes receivable	154,533	159,703
Inventories	183,055	214,673
Assets of businesses held for sale	27,046	95,138
Other current assets	106,009	171,473
Total current assets	485,585	656,304
Property, plant and equipment		
Land	36,866	43,284
Buildings	222,931	180,907
Machinery and equipment	721,405	675,853
	981,202	900,044
Less accumulated depreciation	(403,448)	(325,285)
Net property, plant and equipment	577,754	574,759
Other assets		
Unamortized intangibles	421,274	399,320
Miscellaneous other assets	119,860	102,176
Total assets	$ 1,604,473	1,732,559
Liabilities and Shareholders' Equity		
Current liabilities		
Notes and loans payable	$ 7,835	19,506
Accounts payable	207,873	180,019
Income taxes	15,645	1,847
Accrued payrolls	33,826	33,428
Liabilities of businesses held for sale	12,518	41,159
Accrued expenses/other current liabilities	126,470	129,267
Total current liabilities	404,167	405,226
Other liabilities		
Long-term liabilities, less current portion	443,552	829,740
Post-retirement and pension liabilities	220,905	144,450
Other non-current liabilities	63,353	52,757
Shareholders' equity		
Serial convertible preferred stock, without par value		
Authorized 2,000,000 shares; 1,520,215 shares issued	70,500	70,500
Common stock, par value $1 per share		
Authorized 300,000,000 shares; 52,323,053 shares issued – 2002, 47,323,053 issued – 2001	52,323	47,323
Paid-in capital	153,115	22,386
Retained earnings	619,006	569,322
Accumulated other comprehensive loss	(130,929)	(107,675)
Other	(6,118)	(8,373)
	757,897	593,483
Less cost of treasury stock:		
Common – 11,807,021 and 12,986,709 shares for 2002 and 2001, respectively	247,530	265,100
Preferred – 815,713 and 589,057 shares for 2002 and 2001, respectively	37,871	27,997
Total shareholders' equity	472,496	300,386
Commitments and contingencies		
Total liabilities and shareholders' equity	$1,604,473	1,732,559

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Ferro Corporation and subsidiaries

(dollars in thousands)

	Preferred stock	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss) (a)	(b) Common stock held in treasury	Preferred stock held in treasury	Other	Total shareholders' equity
Balances at December 31, 1999	$70,500	47,323	17,482	503,309	(74,459)	(240,506)	(17,940)	(8,714)	296,995
Comprehensive income (loss)									
Net income				73,139					73,139
Other comprehensive income (loss), net of tax(a)									
Foreign currency translation adj.					(12,417)				(12,417)
Minimum pension liability adj.					1,198				1,198
Other comprehensive income (loss)									(11,219)
Comprehensive income									61,920
Cash dividends(c):									
Common				(20,081)					(20,081)
Preferred				(3,460)					(3,460)
Federal tax benefits				73					73
Transactions involving benefit plans			4,124			4,337	5,043	982	4,440
Purchase of treasury stock						(30,729)			(30,729)
Balances at December 31, 2000	$70,500	47,323	21,606	552,980	(85,678)	(266,858)	(22,983)	(7,732)	309,158
Comprehensive income									
Net income				39,197					39,197
Other comprehensive income (loss), net of tax(a)									
Foreign currency translation adj.					(17,330)				(17,330)
Minimum pension liability adj.					(4,667)				(4,667)
Other comprehensive income (loss)									(21,997)
Comprehensive income									17,200
Cash dividends(c):									
Common				(19,855)					(19,855)
Preferred				(3,078)					(3,078)
Federal tax benefits				78					78
Transactions involving benefit plans			780			9,668	(5,014)	(641)	4,793
Purchase of treasury stock						(7,910)			(7,910)
Balances at December 31, 2001	$70,500	47,323	22,386	569,322	(107,675)	(265,100)	(27,997)	(8,373)	300,386
Comprehensive income									
Net income				73,723					73,723
Other comprehensive income (loss), net of tax(a)									
Foreign currency translation adj.					20,364				20,364
Minimum pension liability adj.					(43,618)				(43,618)
Other comprehensive income (loss)									(23,254)
Comprehensive income									50,469
Issuance of common stock		5,000	126,540						131,540
Cash dividends(c):									
Common				(21,651)					(21,651)
Preferred				(2,447)					(2,447)
Federal tax benefits				59					59
Transactions involving benefit plans			4,189			17,994	(9,874)	2,255	14,564
Purchase of treasury stock						(424)			(424)
Balances at December 31, 2002	$70,500	52,323	153,115	619,006	(130,929)	(247,530)	(37,871)	(6,118)	472,496

(a) Income tax (expense) benefits related to the components of other comprehensive income (loss) were $24,376, $(1,875) and $(313) in 2002, 2001 and 2000, respectively.

(b) Accumulated translation adjustments were $(80,310), $(100,674) and $(83,344), and accumulated minimum pension liability adjustments were $(50,619), $(7,001), and $(2,334) at December 31, 2002, 2001, and 2000, respectively.

(c) Dividends per share of common stock were $0.58 for 2002, 2001 and 2000. Dividends per share of preferred stock were $3.75 for 2002, 2001 and 2000.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Ferro Corporation and subsidiaries

Years ended December 31	2002	2001	2000
	(dollars in thousands)		
Cash flows from operating activities			
Net income	$73,723	39,197	73,139
Adjustments to reconcile net income to net cash provided by operating activities			
Income from discontinued operations	(6,172)	(9,185)	(3,611)
Gain on sale of discontinued operations	(33,804)	---	---
Depreciation and amortization	64,252	60,474	41,404
Deferred income taxes	5,470	(959)	2,551
Changes in current assets and liabilities, net of effects of acquisitions			
Accounts and trade notes receivable	(1,806)	53,332	8,639
Inventories	23,797	73,148	(711)
Other current assets	14,600	(2,634)	(8,679)
Accounts payable	24,895	(7,169)	7,344
Accrued expenses and other current liabilities	(17,914)	(15,074)	(16,376)
Other operating activities	4,201	(4,621)	(5,943)
Net cash provided by continuing operations	151,242	186,509	97,757
Net cash provided by discontinued operations	17,389	32,927	16,694
Net cash provided by operating activities	168,631	219,436	114,451
Cash flow from investing activities			
Capital expenditures for plant and equipment of continuing operations	(38,465)	(44,073)	(60,279)
Capital expenditures for plant and equipment of discontinued operations	(2,147)	(9,735)	(5,126)
Acquisition/divestitures, net of cash	131,500	(513,069)	(210,565)
Other investing activities	(389)	6,456	(6,163)
Net cash provided by (used for) investing activities	90,499	(560,421)	(282,133)
Cash flow from financing activities			
Proceeds from issuance of common stock	131,540	---	---
Net borrowings (payments) under short-term facilities	(11,671)	(60,772)	19,410
Borrowings under capital markets facility	---	300,000	---
Repayment of capital markets facility	(103,555)	(196,445)	---
Proceeds from long-term debt	---	651,445	116,174
Principal payments on long-term debt	(286,665)	(277,670)	(1,185)
Net proceeds (payments) from asset securitization	20,388	(23,590)	88,900
Purchase of treasury stock	(424)	(7,910)	(30,729)
Cash dividends paid	(24,098)	(22,933)	(23,541)
Other financing activities	11,580	(4,790)	(6,545)
Net cash provided (used) by financing activities	(262,905)	357,335	162,484
Effect of exchange rate changes on cash	3,400	(1,810)	(1,139)
Increase (Decrease) in cash and cash equivalents	(375)	14,540	(6,337)
Cash and cash equivalents at beginning of period	15,317	777	7,114
Cash and cash equivalents at end of period	$14,942	15,317	777
Cash paid during the period for			
Interest	$ 31,078	28,482	23,382
Income taxes	$ 18,007	15,834	30,073

See accompanying notes to consolidated financial statements.

1. Summary of significant accounting policies

Nature of Operations

Ferro Corporation is a worldwide producer of performance materials for manufacturers. Ferro produces a variety of coatings, performance chemicals and additives by utilizing organic and inorganic chemistry. The Company's materials are used extensively in the markets of building and renovation, automotive, major appliances, household furnishings, transportation, and industrial products. Ferro's products are sold principally in the United States and Europe; however, operations also extend to the Latin America and Asia Pacific regions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries after elimination of inter-company accounts, transactions and profits. Certain amounts in the 2001 and 2000 financial statements and the accompanying notes have been reclassified to conform to the 2002 presentation. Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition. Minority interests in consolidated subsidiaries are classified in other non-current liabilities.

Translation of Foreign Currencies

Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity as a component of accumulated other comprehensive income, and transaction gains and losses are reflected in net income.

For countries where the U.S. dollar is the functional currency, remeasurement and transaction gains or losses are reflected in net income.

Cash Equivalents

Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

Revenue Recognition

Sales revenue is recognized when goods are shipped and title has transferred to the customer.

Risk Management Derivatives

Derivatives primarily consist of foreign currency forward exchange contracts and foreign currency options. Gains and losses on derivative financial instruments are recognized as foreign currency transaction gains and losses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts and Trade Notes Receivable

Reserves for possible losses in the collection of accounts and trade notes receivable totaled $11.6 million and $15.2 million at December 31, 2002 and 2001, respectively. Bad debt expense (recovery) was $2.2 million, $2.8. million and $(1.7) million for 2002, 2001 and 2000, respectively. The Company provides for uncollectible accounts based upon estimates of unrealizable amounts due from specific customers.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected inventories where the last-in, first-out (LIFO) method is used.

Long-Lived Assets

Goodwill and other intangibles with indefinite useful lives are not subject to amortization but rather are subjected to periodic impairment testing, on at least an annual basis, to determine if fair value is less than the recorded amounts. In the event of goodwill impairment, a loss is recognized for the excess of the recorded amount over fair value. Other identifiable intangibles including patents, trademarks, customer lists, and other items were $82.3 million and $78.4 million at December 31,2002 and 2001, respectively. Unamortized goodwill was $369.3 million and $350.0 million at December 31, 2002 and 2001, respectively. Accumulated amortization was $30.3 million and $29.4 million at December 31, 2002 and 2001, respectively. Amortization expense was $0.9million, $8.2 million and $6.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Property, plant and equipment is carried at cost. Depreciation of plant and equipment is provided on a straight-line basis for financial reporting purposes. The annual depreciation provision is based on the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	5 to 15 years

Depreciation expense from continuing operations was $61.0 million, $48.8 million and $35.7 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event of impairment, a loss is recognized for the excess of the recorded amount over fair value.

Environmental Costs

The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The Company determines such costs based on the Company's stated or estimated contribution to each site and the estimated total clean-up costs of each site. The costs are not discounted due to the uncertainty with respect to the timing of related payments. The Company actively monitors the actual and anticipated spending at each site in which it is involved and adjusts related accruals when circumstances indicate a change from previously stated or estimated amounts.

Assets and Liabilities Held for Sale

Assets and liabilities held for sale are valued at net realizable value and are classified separately on the consolidated balance sheets in accordance with Statement of Financial Accounting Standards Board (FASB) Statement No. 144 "Accounting for the Impairment of Disposal of Long-lived Assets."

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Share

Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised and that convertible preferred shares are converted into common shares.

Stock-based Compensation

As permitted by FASB Statement No. 148 "Accounting for Stock-based Compensation – Transition and Disclosure" the Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25," and related interpretations. Expense associated with stock-based compensation, if any, is amortized over the vesting period of each individual award.

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The amortization provisions of Statement No. 142, including non-amortization of goodwill, apply to goodwill and intangible assets acquired after June 30, 2001. With the adoption of Statement No. 142 in its entirety as of January 1, 2002, all of the Company's goodwill and intangible assets with indefinite useful lives are no longer being amortized, but are subject to periodic impairment reviews. The Company completed its reviews of intangible assets with indefinite lives under the provisions of Statement No. 142 and determined that during 2002, no impairment charges were necessary.

Had the Company been accounting for goodwill and certain other intangible assets under the provisions of Statement No. 142 for all prior periods presented, the Company's net income and earnings per common share would have been as follows:

	Years ended December 31,		
(dollars in thousands, except per share amounts)	2002	2001	2000
Net income from continuing operations:			
As reported	$ 33,747	30,012	69,528
Add back amortization expense, net of tax	--	4,160	3,569
Adjusted net income	$ 33,747	34,172	73,097
Basic earnings per share from continuing operations			
As reported	$ 0.82	0.79	1.91
Add back amortization expense, net of tax	--	0.12	0.10
Adjusted basic earnings per share from continuing operations	$ 0.82	0.91	2.01
Diluted earnings per share from continuing operations			
As reported	$ 0.81	0.79	1.83
Add back amortization expense, net of tax	--	0.11	0.09
Adjusted diluted earnings per share from continuing operations	$ 0.81	0.90	1.92
Net income from discontinued operations:			
As reported	$ 39,976	9,185	3,611
Add back amortization expense, net of tax	--	339	322
Adjusted net income	$ 39,976	9,524	3,933
Basic earnings per share from discontinued operations			
As reported	$ 1.04	0.26	0.11
Add back amortization expense, net of tax	--	0.01	0.01
Adjusted basic earnings per share from discontinued operations	$ 1.04	0.27	0.12
Diluted earnings per share from discontinued operations			
As reported	$ 0.98	0.25	0.09
Add back amortization expense, net of tax	--	0.01	0.01
Adjusted diluted earnings per share from discontinued operations	$ 0.98	0.26	0.10

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". Statement No. 143 required entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that Statement No. 143 will have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," (Statement No. 144) effective prospectively for fiscal years beginning after December 15, 2001, and accordingly, the Company adopted Statement No. 144 as of January 1, 2002. Statement No. 144 supersedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring events and Transactions" (Opinion 30). The FASB issued Statement No. 144 to establish a single accounting model for long-lived assets to be disposed of by sales. Statement No. 144 broadens the presentation of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. The adoption of Statement No. 144 did not have a material impact on the Company's financial position or results of operations from 2002.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 applies to costs from activities such as eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. For restructurings initiated after 2002, a commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most of the anticipated costs. Instead, the Company will record exit or disposal costs when they are "incurred" and can be measured at fair value, and it will subsequently adjust the recorded liability for changes in estimated cash flows. The Company does not anticipate Statement No. 146 to have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others". Interpretation 45 expands on the accounting guidance of Statements No. 5 "Accounting for Contingencies," No. 57 "Related Party Disclosures ," and No. 107 "Disclosures about Fair Value of Financial Instruments" and incorporates without change the provisions of Interpretation No. 34 "Disclosure in Indirect Guarantees of Indebtedness of Others an Interpretation of FASB Statement No. 5" which is being superceded. Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time an entity issues a guarantee, the entity must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of an entity's year end. The disclosure requirements of Interpretation 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Accordingly, the Company adopted the disclosure requirements of Interpretation 45 for the year ended December 31, 2002. The Company does not anticipate that Interpretation 45 will have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB Issued Statement No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends Statement No. 123 "Accounting for Stock-Based Compensation". Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company continues to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations, as permitted under Statement No. 148. The Company adopted the annual disclosure provisions of Statement No. 148 as of December 31, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Interpretation 46 addresses consolidation by business enterprises of variable interest entities and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. It is based on the concept that companies that control another entity through interests other than voting interests should consolidate the controlled entity. Management is evaluating the impact of FIN 46, and believes, as its asset defeasance program is currently structured, the adoption of Interpretation 46 will require the Company to consolidate certain property, plant and equipment with a fair value of approximately $23.7 million currently accounted for as an operating lease under that program, beginning July 1, 2003. See further information regarding the Company's asset defeasance program in Note 16.

2. Inventories

Inventories for continuing operations were comprised of the following components as of December 31, 2002 and 2001:

(dollars in thousands)	2002	2001
Raw materials	$ 42,177	64,038
Work in process	17,755	16,720
Finished goods	133,328	143,376
	193,260	224,134
LIFO reserve	10,205	9,461
Total	$ 183,055	214,673

The portion of inventories valued by the LIFO method at December 2002 and 2001 follows:

	2002	2001
United States and Canada	20.5%	16.4
Consolidated	10.1%	9.6

3. Financing and long-term debt

Long-term debt at December 31, 2002 and 2001 is as follows:

(dollars in thousands)	2002	2001
Debentures, 9.125%, due 2009	$ 196,324	195,712
Debentures, 7.125%, due 2028	54,469	54,448
Debentures, 7.625%, due 2013	24,843	24,833
Debentures, 8.0%, due 2025	49,480	49,457
Debentures, 7.375%, due 2015	24,954	24,950
Revolving credit agreements	91,900	372,000
Capital markets term facility	--	103,555
Other	2,464	6,422
	444,434	831,377
Less current portion(a)	882	1,637
Total	$ 443,552	829,740

(a)Included in notes and loans payable.

The aggregate principal payments on long-term indebtedness for the next five years are as follows:
(dollars in thousands)

2003	2004	2005	2006	2007
$ 882	534	413	92,319	350

At December 31, 2002, the Company had $355.0 million principal amount outstanding under debentures, which had an estimated fair market value of $338.5 million.

In September 2001, the Company entered into new unsecured senior credit facilities. The senior credit facilities included a $373.0 million five-year revolving credit facility and a $187.0 million 364-day revolving credit facility. The 364-day facility expired on September 6, 2002. Using the net proceeds from the sale of the Powder Coatings business, in September 2002 the Company repaid $132.0 million of the five-year facility and effectively reduced the maximum borrowings thereunder to $300.0 million. The Company had $91.9 million outstanding under the five-year revolving credit facility as of December 31, 2002.

At the Company's option, borrowings under the five-year credit facility bear interest at a rate equal to (1) LIBOR, or (2) the greater of the prime rate established by National City Bank, Cleveland, Ohio, and the Federal Funds effective rate plus 0.5% (Prime Rate); plus, in each case, applicable margins based upon a combination of the

Company's index debt rating and the ratio of the Company's total debt to EBITDA (earnings before interest, taxes, depreciation and amortization). The interest rate in effect at December 31, 2002 for the five-year facility was 2.54%, and the interest rates in effect at December 31, 2001 for the revolving credit and capital markets facilities were 3.42%.

The Company's credit facility contains customary operating covenants that limit its ability to engage in certain activities, including significant acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA or in the event the Company's senior debt ceases to be rated investment grade by either Moody's Investor Service (Moody's) or Standard & Poor's Rating Group (S&P). The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. In December 2002, the Company renegotiated these financial covenants to provide greater flexibility and strengthen the Company's liquidity profile. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations. The Company does have several options available to mitigate these circumstances, including selected asset sales and the issuance of additional share capital.

Obligations under the revolving credit facility are unsecured; however, if the Company's debt ceases to be rated as investment grade by either Moody's or S&P, the Company and its material subsidiaries would be required to grant, within 30 days from such a rating downgrade, security interests in their principal manufacturing facilities, pledge 100% of the stock of domestic material subsidiaries and pledge 65% of the stock of foreign material subsidiaries, in each case, in favor of the lenders under the senior credit facility. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries would be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under the leveraged lease program.

The Company's level of debt and debt service requirements could have important consequences to the Company's business operations and uses of cash flows. In addition, a reduction in overall demand for the Company's products could adversely affect the Company's cash flows from operations. However, the Company has available a $300.0 million revolving credit facility, under which approximately $208.1 million was available as of December 31, 2002. This liquidity, along with liquidity from the Company's asset securitization program and the available cash flows from operations, should allow the Company to meet its funding requirements and other commitments.

In 2000, the Company initiated a $150.0 million five-year program to sell (securitize), on an ongoing basis, a pool of its trade accounts receivable. Under this program, certain of the receivables of the Company are sold to a wholly owned unconsolidated special purpose entity, Ferro Finance Corporation (FFC). FFC can sell, under certain conditions, an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Additionally, under this program, receivables of certain European subsidiaries are sold directly to other conduits. At December 31, 2001, $65.3 million had been advanced to the Company, net of repayments, under this program. In 2002, an additional $20.4 million, net, has been advanced to the Company, resulting in total advances outstanding of $85.7 million at December 31, 2002. During 2002, $1,015.6 million of accounts receivable have been sold under this program and $995.2 million of receivables have been collected and remitted to the Conduits, or a net amount of $20.4 million. The Company and certain European subsidiaries on behalf of FFC and the Conduits provide service, administration and collection of the receivables. FFC and the Conduits have no recourse to the Company's other assets for failure of debtors to pay when due. The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

The Company retains interest in the receivables transferred to FFC and Conduits in the form of a note receivable to the extent that receivables transferred exceed advances. The note receivable balance was $23.8 million as of December 31, 2002 and $69.0 million as of December 31, 2001 and is included in other current assets in the consolidated balance sheets. The Company and certain European subsidiaries on a monthly basis measure the fair value of the retained interests at management's best estimate of the undiscounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests.

The maintenance of minimum cash balances is informally agreed to with certain banks as a result of loans, commitments and services rendered. Cash balances maintained to meet operating needs on a daily basis are sufficient to satisfy these informal agreements. These balances are available for use by the Company and its subsidiaries at all times and do not contain legal restrictions. Cash in excess of such operating requirements is invested in short-term securities.

4. Stock plans

The Company maintains a stock option plan, a performance share plan and a savings and stock ownership plan which includes an investment savings plan and an ESOP for the benefit of its employees. The stock option plan provides for the issuance of stock options at no less than the then current market price. Stock options have a maximum term of 10 years and vest evenly over four years on the anniversary of the grant date.

Information pertaining to these stock options is shown below:

	Number	Weighted Average Exercise Price
Options outstanding at January 1, 2000 (1,701,834 exercisable at weighted-average exercise price of $18.67)	3,021,139	19.99
Granted	628,332	19.06
Exercised	(79,578)	12.72
Canceled	(148,575)	18.55
Options outstanding at December 31, 2000 (2,024,746 exercisable at weighted-average exercise price of $19.45)	3,421,318	20.04
Granted	697,875	23.39
Exercised	(298,517)	23.37
Canceled	(116,659)	21.41
Options outstanding at December 31, 2001 (2,256,769 exercisable at weighted-average exercise price of $20.12)	3,704,017	20.84
Granted	857,150	25.52
Exercised	(633,777)	19.67
Canceled	(113,208)	23.32
Options outstanding at December 31, 2002 (2,329,903 exercisable at weighted-average exercise price of $20.62)	3,814,182	21.86

The Company had options available for future granting of 524,559 at December 31, 2002, 1,268,501 at December 31, 2001, and 1,846,279 at December 31, 2000.

Significant option groups outstanding at December 31, 2002 and the related weighted-average price for the exercisable options and remaining life information are as follows:

Options Outstanding				Options Exercisable	
Range of exercise prices	Shares	Average exercise price	Life (years)	Remaining average shares	Average exercise price
$26-30	130,210	$ 28.37	5.8	94,921	$28.39
22-26	1,929,162	24.15	7.4	785,105	23.15
18-21	1,342,996	19.77	5.5	1,038,063	19.90
14-17	411,814	15.84	2.7	411,814	15.84
$14-30	3,814,182	$ 21.86	6.1	2,329,903	$20.62

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted-average fair market value at date of grant for options granted during 2002, 2001 and 2000 was $7.60, $7.56 and $6.23 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

	2002	2001	2000
Expected life (years)	7.6	8.0	8.2
Interest rate	4.61%	5.49	5.94
Volatility	28.90	28.40	28.50
Dividend yield	2.18%	2.56	2.79

No stock-based employee compensation cost is reflected in net income as all options granted under the Company's plans had an exercise price equal to the market value of the underlying stock on the date of grant. On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date under the fair value recognition provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

(dollars in thousands, except per share data)	2002	2001	2000
Income from continuing operations--as reported	$ 33,747	30,012	69,528
Deduct: Total stock-based employee compensation expense determined under fair value methods for all awards, net of tax	(3,564)	(3,074)	(2,938)
Income from continuing operations--pro forma	$ 30,183	26,938	66,590
Basic earnings per share from continuing operations—as reported	$ 0.82	0.79	1.91
Basic earnings per share from continuing operations—pro forma	0.73	0.71	1.83
Diluted earnings per share from continuing operations--as reported	$ 0.81	0.79	1.83
Diluted earnings per share from continuing operations--pro forma	0.72	0.70	1.75

The pro forma effects on net income are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996. There was no impact of the pro forma expense on discontinued operations for 2002, 2001, or 2000.

The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 733,900 shares, 835,900 shares and 868,620 shares were outstanding at the end of 2002, 2001 and 2000, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock, which is anticipated to be earned. The effect of the plan on the Company's operations was expenses (income) of $2.6 million, $0.2 million and $(2.5) million in 2002, 2001 and 2000, respectively.

The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed for continuing operations under the ESOP were $4.6 million, $3.6 million and $3.2 million in 2002, 2001 and 2000, respectively.

5. Capital stock

In May 2002 the Company issued 5,000,000 shares of common stock at a price of $27.75 per share. The total proceeds of $138.8 million, less underwriting commissions and expenses, were used to reduce then outstanding bank borrowings.

In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convertible preferred stock is convertible into 2.5988 shares of common stock. As of December 31, 1999, all of the preferred shares were allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

The Company purchased 16,381 shares of common stock in 2002 at an aggregate cost of $0.4 million, and 354,727 shares of common stock in 2001 at an aggregate cost of $7.9 million. At December 31, 2002, the Company had remaining authorization to acquire 4,201,216 shares under its current treasury stock purchase program.

The Company maintains a Shareholder Rights Plan (the Plan) whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.03⅓ per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase shares of common stock at a purchase price of 50% of the then current market price of the common stock up to a value of $73.33 per Right.

In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its common stock is changed or exchanged or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.

6. Earnings per share computation

Information concerning the calculation of basic and diluted earnings per share is shown below:
(in thousands, except per share amounts)

	2002	2001	2000
Basic earnings per share computation:			
Numerator			
Net income available to common shareholders	$ 71,276	36,119	69,679
Less: Net income from discontinued operations	39,976	9,185	3,611
	31,300	26,934	66,068
Denominator:			
Weighted-average common shares outstanding	38,277	34,246	34,561
Basic earnings per share from continuing operations	$ 0.82	0.79	1.91
Diluted earnings per share computation:			
Numerator:			
Net income available to common shareholders	$ 71,276	36,119	69,679
Less: Net income from discontinued operations	39,976	9,185	3,611
Plus: Convertible preferred stock	1,988	2,501	2,811
	33,288	29,435	68,879
Denominator:			
Weighted-average common shares outstanding	38,277	34,246	34,561
Convertible preferred stock	1,992	2,488	2,794
Options	740	385	309
Total shares	41,009	37,119	37,664
Diluted earnings per share from continuing operations	$ 0.81	0.79	1.83

7. Acquisitions and divestitures

In September 2001, the Company acquired from OM Group, Inc. ("OMG") certain businesses previously owned by dmc² Degussa Metals Catalysts Cerdec AG ("dmc²") pursuant to an agreement to purchase certain assets of dmc², including shares of certain of its subsidiaries. The businesses acquired include the electronic materials, performance pigments, glass systems and Cerdec ceramics.

A summary of the allocation of the purchase price follows:

(dollars in thousands)	
Current assets	$ 258,899
Property, plant and equipment	220,258
Patented technology	3,410
Excess of purchase price over net assets acquired	213,816
Other assets	36,118
	732,501
Current liabilities	135,630
Long-term liabilities	71,397
Cash purchase price	$ 525,474

The purchase price is subject to final settlement of certain adjustments with respect to working capital and net debt assumed. Any such adjustments will result in a change to the excess of purchase price over net assets acquired.

The following unaudited proforma financial information for the years ended December 31, 2001 and 2000 assumes the acquisition of certain businesses of dmc² occurred as of January 1, 2000, after giving effect to certain adjustments, including interest expense on acquisition debt, depreciation based on the adjustments to fair market value of the acquired property, plant and equipment, and related income tax effects. No amortization expense related to the acquisition of dmc² businesses has been recorded in the proforma information. The proforma results have been prepared for comparative purposes only, reflect no potential synergies from the acquisition and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition been effected on the date indicated.

(Unaudited) *(dollars in millions except per share amounts)*	Years ended December 31, 2001	2000
Revenues – proforma	$ 1,571.3	1,718.6
Net income from continuing operations – proforma	11.1	57.2
Earnings per share from continuing operations – proforma		
- Basic	$ 0.28	1.55
- Diluted	0.23	1.50

Approximately $118.3 million of the $213.8 million of goodwill is expected to be deductible for tax purposes. All goodwill related to this acquisition is included in Coatings' assets for segment reporting purposes.

In August 2000, the Company purchased the polymer modifiers business and related manufacturing facilities of Solutia Inc., St. Louis, Missouri. The polymer modifiers business is a key global producer of specialty plasticizers (chemical additives) and other modifiers used in the production of a variety of plastics.

In November 2000, the Company acquired Pfanstiehl Laboratories, Inc. of Waukegan, Illinois. Pfanstiehl Laboratories produces a broad range of fine chemicals, including advanced pharmaceutical intermediates and active pharmaceutical ingredients as well as dietary supplements and food and cosmetic additives.

In December 2000, the Company purchased EMCA-Remex from National Starch and Chemical Company. EMCA-Remex specializes in the production of thick film pastes for hybrid microelectronics.

As a result of the transactions completed during 2000, the Company allocated approximately $102.0 million to goodwill. In addition, the Company incurred estimated identifiable integration costs and one-time charges, related to acquisitions completed in 2000, of $3.0 million, net of taxes, including $1.8 million paid to the seller for post-transaction services.

In June 2000, the Company completed the sale of its Pyro-Chek flame retardant business. The 2000 consolidated statements of income include a gain of $3.8 million, net of tax, from the sale of the Pyro-Chek flame retardant business.

The Company sold or closed operations representing annual sales of $138.5 million and $16.1 million in 2002 and 2000, respectively. The Company sold no operations during 2001. See Note 9 regarding sales of operations during 2002.

8. Realignment and Cost Reduction Programs

The following table summarizes the activities relating to the Company's reserves for realignment and cost reduction programs:

(dollars in thousands)	Severance	Asset Impairment	Other Costs	Total
Balance, December 31, 2000	$ 4,066	---	---	4,066
Gross charges	9,444	840	397	10,681
Business combination[a]	2,397	---	---	2,397
Cash payments	(8,249)	---	(195)	(8,444)
Non-cash asset write-offs	---	(840)	---	(840)
Adjustments[b]	(2,319)	---	---	(2,319)
Balance, December 31, 2001	5,339	---	202	5,541
Gross charges	9,470	---	472	9,942
Business combination[a]	8,952	---	---	8,952
Cash payments	(9,894)	---	(542)	(10,436)
Balance, December 31, 2002	$ 13,867	---	132	13,999

(a) Exit activities associated with acquired dmc² businesses.

(b) Adjustment reflects a reduction in amounts paid due to an agreement in principal to sell an operation and is included as a reduction in costs in 2001.

Charges during 2002 related to the Company's ongoing cost reduction and integration programs. Initiated during 2001, these programs include employment cost reductions in response to a slowdown in general economic conditions and integration synergy plans relating to the acquisition of certain businesses of dmc². Total charges of $3.4 million and $6.0 million are included in cost of sales and selling, administrative and general expenses in 2002, respectively. Charges of $0.5 million in 2002 are included in the results of discontinued operations. Charges of $4.2 million and $6.5 million are included in cost of sales and selling, administrative and general expenses, respectively, for 2001.

Through December 31, 2002, the amount of severance costs paid under these realignment and cost reduction programs was $18.1 million and 960 employees had actually been terminated.

The Company anticipates incurring additional charges of approximately $9.0 million during the next year to complete the integration of dmc² and its other consolidation programs.

9. Discontinued Operations

On September 30, 2002, the Company completed the sale of its Powder Coatings business unit, previously part of its Coatings segment, in separate transactions with Rohm and Haas Company and certain of its wholly-owned subsidiaries and certain wholly-owned subsidiaries of Akzo Nobel NV, for an aggregate purchase price of $132.0 million, subject to adjustment. At December 31, 2002, and for all periods presented the Powder Coatings business has been reported as discontinued operations. The $33.8 million gain on disposal of discontinued operations in 2002 is net of income tax expense of $20.2 million. In addition, the Company has classified several other small businesses as discontinued based on the Company's intent to divest of such businesses over the next year. These businesses were previously included in the coatings and performance chemicals segments.

Sales from discontinued operations were $205.2 million, $254.6 million and $274.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Earnings before tax from discontinued operations were $9.0 million, $14.0 and $5.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Assets of businesses held for sale consist primarily of property, plant and equipment, accounts receivable, inventories and intangible assets. Liabilities of businesses held for sale consist primarily of trade accounts payable. The results of discontinued operations include the operating earnings of the discontinued units as well as interest expense, foreign currency gains and losses, other income or expenses and income taxes directly related to, or allocated to, the discontinued operations. Interest was allocated to discontinued operations assuming debt levels approximating the estimated or actual debt reductions upon disposal of the operations, and the Company's actual weighted average interest rates for 2002, 2001 and 2000. The financial statements for all periods presented have been revised to reflect the discontinued operations. Consequently, much of the information provided in prior years will not be comparable to the revised numbers.

10. Contingent liabilities

There are various lawsuits and claims pending against the Company and its consolidated subsidiaries. In the opinion of management, the ultimate liabilities (if any) and expenses resulting from such lawsuits and claims will not materially affect the consolidated financial position, results of operations or liquidity of the Company.

In February 2003, the Company was requested to produce documents in connection with an investigation by the United States Department of Justice into possible antitrust violations in the heat stabilizer industry. The Company has no reason to believe that it or any of its employees engaged in any conduct that violated the antitrust laws and is cooperating with the Department of Justice in its investigation. Management does not expect this investigation to have a material effect on the consolidated financial position or results of operations or liquidity of the Company.

11. Research and development expense

Amounts expended for development or significant improvement of new and/or existing products, services and techniques for continuing operations were $31.1 million, $26.0 million and $23.9 million in 2002, 2001 and 2000, respectively.

12. Retirement benefits

Information concerning the pension and other post-retirement benefit plans of the Company and consolidated subsidiaries is as follows:

	Pension Benefits		Other Benefits	
(dollars in thousands)	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$312,176	256,335	53,966	46,043
Service cost	13,539	9,426	953	1,012
Interest cost	22,395	19,680	3,986	3,760
Amendments	703	(5,078)	--	(6,700)
Effect of curtailment	(7,943)	--	--	--
Effect of settlements	(2,039)	--	--	--
Plan participants' contributions	417	348	--	--
Benefits paid	(14,347)	(13,008)	(3,350)	(2,802)
Acquisitions	491	39,854	--	11,200
Actuarial loss (gain)	25,551	8,820	2,172	1,453
Exchange rate effect	15,384	(4,201)	--	--
Benefit obligation at end of year	366,327	312,176	57,727	53,966
Change in plan assets:				
Fair value of plan assets, beginning of year	251,904	270,734	--	--
Actual return on plan assets	(22,231)	(29,279)	--	--
Employer contribution	11,048	3,872	3,350	2,802
Plan participants' contributions	417	348	--	--
Benefits paid	(14,347)	(13,008)	(3,350)	(2,802)
Effect of settlements	(2,091)	--	--	--
Acquisitions	1,080	22,993	--	--
Exchange rate effect	11,331	(3,756)	--	--
Fair value of plan assets, end of year	237,111	251,904	--	--
Funded status	$ (129,216)	(60,272)	(57,727)	(53,966)
Unrecognized net actuarial loss (gain)	88,893	25,277	(2,217)	(4,519)
Unrecognized prior service cost	(884)	(1,074)	(5,956)	(6,682)
Net amount recognized	$ (41,207)	(36,069)	(65,900)	(65,167)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 5,360	6,753	--	--
Accrued benefit liability	(120,542)	(54,015)	(65,900)	(65,167)
Intangible assets	2,887	2,879	--	--
Accumulated other comprehensive income	71,088	8,314	--	--
Net amount recognized	$ (41,207)	(36,069)	(65,900)	(65,167)
Weighted-average assumptions as of December 31:				
Discount rate	6.60%	7.22	7.00%	7.89
Expected return on plan assets	7.53%	8.24	N/A	N/A
Rate of compensation increase	3.4%	3.4	N/A	N/A

For measurement purposes, an 11.9% increase in the cost of covered health care benefits was assumed for 2002, gradually decreasing to 5.1% for 2011 and later years for pre-Medicare expenses, and a 12.9% increase in the cost of covered health care benefits was assumed for 2002, gradually decreasing to 5.2% for 2011 and later years for post-Medicare expenses.

	Pension Benefits			Other Benefits		
(dollars in thousands)	2002	2001	2000	2002	2001	2000
Components of net periodic cost						
Service cost	$ 13,539	9,426	7,563	$ 953	1,012	899
Interest cost	22,395	19,680	17,974	3,986	3,760	3,239
Expected return on plan assets	(20,847)	(22,584)	(21,083)	---	---	---
Amortization of prior service cost	220	606	918	(727)	(363)	(177)
Net amortization and deferral	580	(1,254)	(995)	(130)	(149)	(211)
Curtailment effect	(2,324)	---	45	---	---	---
Net periodic pension cost	$ 13,563	5,874	4,422	$4,082	4,260	3,750

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $361.5 million, $343.7 million and $231.9 million, respectively, as of December 31, 2002 and $255.2 million, $230.8 million and $192.1 million, respectively, as of December 31, 2001. During 2002, the Company sold its Powder Coatings business unit. The impact on the Company's defined-benefit pension plans was to decrease the projected benefit obligation by $2.0 million and $3.5 million for settlements and curtailments, respectively. Additionally, in connection with the Company's ongoing integration efforts, other employees were terminated which resulted in a $4.4 million curtailment of the projected benefit obligation during 2002. As a result of the acquisition of certain businesses of dmc^2 during 2001, the Company incorporated certain dmc^2 defined-benefit pension plans into its existing plans and provided termination benefits to affected persons. The impact on the Company's plans was to decrease the projected benefit obligation as of December 31, 2001 by $2.3 million for curtailments and to increase its projected benefit obligation as of December 31, 2001 by $2.3 million for termination benefits.

A one-percentage point change in the assumed health care cost trend rates would have the following effect:

(dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost component	$ 326	(331)
Effect on post-retirement benefit obligation	$4,207	(4,061)

Costs for defined contribution pension plans were $0.6 million in 2002, 2001 and 2000.

The Company also maintains other supplemental retirement plans under which it expensed $2.1 million, $1.4 million, and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

13. Income taxes

Income tax expense (benefit) from continuing operations is comprised of the following components:

(dollars in thousands)		2002	2001	2000
Current:				
U.S. federal	$	(4,868)	5,175	14,334
Foreign		15,537	13,089	20,689
State and local		(1,306)	156	3,839
		9,363	18,420	38,862
Deferred:				
U.S. federal	$	4,254	701	5,169
Foreign		(306)	(2,009)	(2,271)
State and local		1,522	349	(347)
		5,470	(959)	2,551
Total income tax	$	14,833	17,461	41,413

In addition to the 2002 income tax expense of $14.8 million, certain net tax benefits of $24.4 million were allocated directly to shareholders' equity.

The above taxes are based on earnings from continuing operations before income taxes. These earnings aggregated $3.9 million, $20.2 million and $64.3 million for domestic operations, and $44.7 million, $27.3 million and $46.6 million for foreign operations in 2002, 2001 and 2000, respectively.

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

	2002	2001	2000
Statutory federal income tax rate	35.0	35.0	35.0
Foreign tax rate difference	0.1	3.2	1.9
ESOP dividend tax benefit	(2.2)	(2.6)	(1.2)
Extraterritorial exclusion/ Foreign sales corporation	(3.5)	(1.9)	(1.1)
Change in estimate of prior year accrual	(3.3)	--	--
U.S. tax cost of foreign dividends	2.9	0.1	0.3
State and local taxes, net of federal tax	0.3	0.7	2.0
Miscellaneous	1.2	2.3	0.4
Effective tax rate (%)	30.5	36.8	37.3

The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)	2002	2001
Deferred tax assets:		
Pension and other benefit programs	$ 66,548	38,584
Accrued liabilities	9,066	8,928
Net operating loss carryforwards	20,614	21,788
Inventories	7,489	4,038
Reserve for doubtful accounts	2,971	4,039
Other	18,192	11,108
Total deferred tax assets	$ 124,880	88,485
Deferred tax liabilities:		
Property and equipment - depreciation and amortization	$ 59,705	39,287
Other	342	482
Total deferred tax liabilities	$ 60,047	39,769
Net deferred tax asset before valuation allowance	64,833	48,716
Valuation allowance	(18,643)	(20,564)
Net deferred tax assets	$ 46,190	28,152

At December 31, 2002, the Company has benefits from operating loss carryforwards of $20.6 million for tax purposes, some of which can be carried forward indefinitely and others expire in 1 to 10 years. Of the total valuation allowance of $18.6 million, $15.4 million has been established due to the uncertainty of realizing certain foreign operating loss carryforwards. The recognition of any future tax benefits resulting from the reduction of $8.6 million of the valuation allowance will reduce any goodwill and other noncurrent intangibles resulting from the dmc^2 acquisition that remain at the time of reduction.

Of the total deferred tax assets, $33.0 million and $31.5 million were classified as other current assets at December 31, 2002 and 2001, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $123.9 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings are indefinitely invested in these entities.

14. Reporting for segments

In determining reportable segments, the Company considers its operating and management structure and the types of information subject to regular review by its chief operating decision-maker. The Company has two reportable segments consisting of coatings and performance chemicals. Coatings products include tile coating systems, porcelain enamel, color and glass performance materials and electronic materials systems. Performance chemicals consists of polymer additives, performance and fine chemicals and plastics.

The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 1). The Company measures segment profit for reporting purposes as net operating profit before interest and taxes. Net operating profit excludes unallocated corporate expenses. A complete reconciliation of segment income to consolidated income before tax is presented below. Sales to external customers are presented in the following table. Inter-segment sales are not material.

Net sales

(dollars in millions)	2002	2001	2000
Coatings	$ 986.6	714.2	653.7
Performance Chemicals	541.9	532.3	519.3
Total	$1,528.5	1,246.5	1,173.0

Income and reconciliation to income (loss) before taxes follows:

(dollars in millions)	2002	2001	2000
Coatings	$ 95.9	62.3	90.2
Performance Chemicals	34.6	36.5	52.5
Segment income	130.5	98.8	142.7
Unallocated expenses	27.8	27.8	18.7
Interest expense	41.8	33.2	14.9
Interest earned	(1.0)	(2.6)	(1.5)
Foreign currency	0.4	(20.0)	(2.5)
Miscellaneous – net	12.9	12.9	2.2
Income before taxes from continuing operations	48.6	47.5	110.9

Unallocated expenses for 2002, 2001 and 2000 consist primarily of corporate costs, and in 2002 and 2001, also include charges associated with employment cost reduction programs and certain integration costs related to the acquisition of certain businesses of dmc^2.

Depreciation and amortization

(dollars in millions)	2002	2001	2000
Coatings	$ 38.9	30.0	21.3
Performance Chemicals	17.4	22.2	16.2
Segment depreciation and amortization	$ 56.3	52.2	37.5
Other	8.0	8.3	3.9
Total consolidated	$ 64.3	60.5	41.4

Assets

(dollars in millions)	2002	2001
Coatings	$ 986.7	979.9
Performance Chemicals	410.7	433.8
Segment assets from continuing operations	1,397.4	1,413.7
Other assets	207.1	318.9
Total consolidated	$ 1,604.5	1,732.6

Segment assets consist of trade receivables, inventories, intangibles, and property, plant and equipment net of applicable reserves. Other assets include cash, deferred taxes and other items.

Expenditures for long-lived assets (including acquisitions)

(dollars in millions)	2002	2001	2000
Coatings	$ 21.2	442.3	51.5
Performance Chemicals	7.7	16.6	194.8
Total	$ 28.9	458.9	246.3

Geographic information follows:

Net sales (dollars in millions)	2002	2001	2000
United States and Canada	$758.6	676.3	685.0
International	769.9	570.2	488.0
Total	$1,528.5	1,246.5	1,173.0

Geographic revenues are based on the region in which the customer invoice is generated. The United States of America is the single largest country for customer sales. No other single country represents greater than 10% of consolidated sales.

Long-lived assets (dollars in millions)	2002	2001
United States and Canada	$ 667.6	662.6
International	331.3	305.4
Total	$ 998.9	968.0

Except for the United States of America, no single country has greater than 10% of consolidated long-lived assets.

15. Financial instruments

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value.

The Company manages exposures to changing foreign currency exchange rates and raw material prices principally through the purchase of put options on currencies and forward foreign exchange contracts. The options and forwards are marked-to-market at the end of each reporting period, with the corresponding gain or loss included in the consolidated statement of income. The Company does not engage in speculative transactions for trading purposes.

Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. The Company's primary foreign currency put option market is the euro. The maturity of the Company's put option contracts is generally under one year. At December 31, 2002, the face value or notional amount of all outstanding currency options was $19.2 million. If liquidated at year-end 2002, these options would have produced a cash amount of $0.1 million versus an unamortized cost of $0.3 million.

Forward contracts are entered into to manage the impact of currency fluctuations on transaction exposures. The maturity of such foreign currency forward contracts is consistent with the underlying exposure, generally less than one year. At December 31, 2002, the notional amount and market value of these forward contracts was $31.9 million and $(0.5) million, respectively.

The Company also enters into selective foreign currency forward contracts to manage other currency exposures. Such activities involve the forward sale of foreign currencies against the U.S. dollar. The notional amount and market value of these contracts at December 31, 2002 was $6.5 million and $0.0 million, respectively. The maturity date of the forward contracts are generally less than one year.

At December 31, 2002, the contract value of all outstanding forward contracts was $38.4 million. If liquidated as of December 31, 2002, these forward contracts would have produced a cash loss amount of $0.5 million.

All forward contract and put option activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counter-party default.

16. Lease commitments

In 2000, the Company renewed an operating lease agreement for certain land, buildings, machinery and equipment for a five-year period. The Company has the option to purchase the assets at the end of the lease term for a price of $25.0 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.

The Company enters into precious metal leases (primarily gold, silver, platinum and palladium) which are consignment inventory arrangements under which banks provide the Company with precious metals for a specified period for which the Company pays a lease fee. The lease terms are generally less than one year, and the Company maintains sufficient quantities of precious metals to cover the lease obligations at all times. The leases are treated as operating leases, and annual expenses were $2.0 million for 2002 and 2001. As of December 31, 2002 and 2001, the fair value of precious metals under leasing arrangements was $57.7 million and $54.4 million, respectively.

At December 31, 2002, future minimum lease payments under all non-cancelable operating leases are as follows:

(dollars in thousands)

2003	2004	2005	2006	2007	Thereafter
$11,947	8,864	6,212	3,542	2,759	15,151

Item 9 - *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There are no such changes or disagreements.

PART III

Item 10 - *Directors and Executive Officers of the Registrant*

The information regarding directors of Ferro contained under the heading "Election of Directors" on pages 1 through 10 of Ferro's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003, is incorporated here by reference. Information regarding executive officers of Ferro is contained under Part I of this Annual Report on Form 10-K. Information regarding Section 16(a) filings is contained under the subheading "Section 16(a) Beneficial Ownership Reporting Compliance" on page 26 of Ferro's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003, and is incorporated here by reference.

Item 11 - *Executive Compensation*

The information required by this Item 11 is set forth under the heading "Information Concerning Executive Officers" on pages 16 through 23 of Ferro's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003 and is incorporated here by reference.

Item 12 - *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item 12 is set forth under the headings "Election of Directors" on pages 1 through 10 of Ferro's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003 and is incorporated here by reference. Information regarding equity compensation plans approved and not approved by Ferro shareholders is contained under the subheading "Equity Compensation Plan Information" on pages 16 and 17 of Ferro's Proxy Statement for the Annual Meeting of Shareholders on April 25, 2003, incorporated here by reference.

Item 13 - *Certain Relationships and Related Transactions*

There are no relationships or transactions that are required to be reported.

Item 14 – *Controls and Procedures*

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer of the Company and the Acting Chief Financial Officer of the Company, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman and Chief Executive Officer and Acting Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. Subsequent to the evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15 - ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

1. DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT ON FORM 10-K:

(a) The following consolidated financial statements of Ferro corporation and its subsidiaries, is submitted herewith:

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

(b) The following additional information for the years 2002, 2001 and 2000, is submitted herewith:

Independent Auditors' Report on Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts and Reserves

All other schedules have been omitted because the material is not applicable or is not required as permitted by the rules and regulations of the Securities and Exchange Commission, or the required information is included in notes to consolidated financial statements.

Financial Statement Schedule II, together with the independent Auditors' Report, are contained on pages F-1 and F-2 of this Annual Report on Form 10-K.

(c) Exhibits:

The exhibits listed in the attached Exhibit Index are filed pursuant to Item 14 (c) of Form 10-K.

2. REPORTS ON FORM 8-K:

The following reports on Form 8-K were filed:
The Company filed a Current Report on Form 8-K dated September 30, 2002, reporting that the Company and certain of its subsidiaries completed the disposition of its powder coatings business through four separate sale transactions.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FERRO CORPORATION

By /s/ HECTOR R. ORTINO
Hector R. Ortino
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in their indicated capacities as of the 28th day of February, 2003.

/s/ HECTOR R. ORTINO Hector R. Ortino	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ J. WILLIAM HEITMAN J. William Heitman	Vice President, Finance and Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ MICHAEL H. BULKIN Michael H. Bulkin	Director
/s/ SANDRA AUSTIN CRAYTON Sandra Austin Crayton	Director
/s/ JENNIE S. HWANG Jennie S. Hwang	Director
/s/ WILLIAM B. LAWRENCE William B. Lawrence	Director
/s/ MICHAEL F. MEE Michael F. Mee	Director
/s/ WILLIAM J. SHARP William J. Sharp	Director
/s/ DENNIS W. SULLIVAN Dennis W. Sullivan	Director
/s/ PADMASREE WARRIOR Padmasree Warrior	Director
/s/ ALBERTO WEISSER Alberto Weisser	Director

Certification

I, Hector R. Ortino, Chairman and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Ferro Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

/s/ Hector R. Ortino
Signature
Hector R. Ortino

Chairman and Chief Executive Officer
Title

Certification

I, J. William Heitman, Vice President, Finance and Acting Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Ferro Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   d. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   e. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 17, 2003

/s/ J. William Heitman
Signature
J. William Heitman

Vice President, Finance and Acting Chief Financial Officer
Title

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of Ferro Corporation:

Under date of February 5, 2003, we reported on the consolidated balance sheets of Ferro Corporation and subsidiaries (Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, as contained in this Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement Schedule II-Valuation and Qualifying Accounts and Reserves. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
KPMG LLP
Cleveland, Ohio
February 5, 2003

FERRO CORPORATION AND SUBSIDIARIES
SCHEDULE II -VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
(THOUSANDS OF DOLLARS)

	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2002					
Valuation and qualifying accounts which are deducted on the consolidated balance sheet from the assets to which they apply..........................					
Possible losses in collection of notes				227(B)	
and accounts receivable - trade	$ 15,229	2,214	(399) (C)	5,203(A)	11,614
Year ended December 31, 2001					
Valuation and qualifying accounts which are deducted on the consolidated balance sheet from the assets to which they apply..........................					
Possible losses in collection of notes				392(B)	
and accounts receivable - trade	$ 6,825	2,771	7,186(C)	1,161(A)	15,229
Year ended December 31, 2000					
Valuation and qualifying accounts which are deducted on the consolidated balance sheet from the assets to which they apply					
Possible losses in collection of notes				318(B)	
and accounts receivable - trade	$ 8,801	(1,737)	811(C)	732(A)	6,825

Notes: (A) Accounts written off, less recoveries
(B) Adjustment with respect to differences in rates of exchange
(C) Acquisitions and divestitures

EXHIBIT INDEX

The following exhibits are filed with this report or are incorporated here by reference to a prior filing in accordance with Rule 12b-32 under the Securities and Exchange Act of 1934. (Asterisk denotes exhibits filed with this report.)

Exhibit:

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

(a) Asset Purchase Agreement, dated August 2, 2002, among Rohm and Haas Company, on one hand, and Ferro Corporation, Ferro Spain S.A., Ferro (Great Britain) Ltd., Ruhr-Pulverlack GmbH, and Ferro-Ruhr-Pulver Nordiska AB, on the other hand. (Reference is made to Exhibit 2.1 to Ferro Corporation's Current Report on Form 8-K filed November 14, 2002.)

All appendices, other than Appendix A, Definitions, have been omitted, and Ferro Corporation will furnish to the Commission, upon request, a copy of any omitted appendix.

(b) Purchase Agreement, dated August 2, 2002, among International Paint, Inc., on one hand, and Ferro Corporation, Ferro Enamel Argentina S.A. and Ferro Mexicana S.A. de C.V., on the other hand. (Reference is made to Exhibit 2.2 to Ferro Corporation's Current Report on Form 8-K filed November 14, 2002.)

All appendices, other than Appendix A, Definitions, have been omitted, and Ferro Corporation will furnish to the Commission, upon request, a copy of any omitted appendix.

(c) Purchase Agreement, dated August 2, 2002, between Akzo Nobel Sino Coatings B.V. and Ferro Corporation. (Reference is made to Exhibit 2.3 to Ferro Corporation's Current Report on Form 8-K filed November 14, 2002.)

All appendices, other than Appendix A, Definitions, have been omitted, and Ferro Corporation will furnish to the Commission, upon request, a copy of any omitted appendix.

(d) Share Purchase Agreement, dated August 2, 2002, between Akzo Nobel Coatings International B.V. and Ferro Corporation. (Reference is made to Exhibit 2.4 to Ferro Corporation's Current Report on Form 8-K filed November 14, 2002.)

All appendices, other than Appendix A, Definitions, have been omitted, and Ferro Corporation will furnish to the Commission, upon request, a copy of any omitted appendix.)

(3) Articles of Incorporation and by-laws

(a) Eleventh Amended Articles of Incorporation. (Reference is made to Exhibit (3)(a) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, which Exhibit is incorporated here by reference.)

(b) Certificate of Amendment to the Eleventh Amended Articles of Incorporation of Ferro Corporation filed December 28, 1994. (Reference is made to Exhibit (3)(b) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, which Exhibit is incorporated here by reference.)

(c) Certificate of Amendment to the Eleventh Amended Articles of Incorporation of Ferro Corporation filed January 19, 1998. (Reference is made to Exhibit (3)(c) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, which Exhibit is incorporated here by reference.)

(d) Amended Code of Regulations. (Reference is made to Exhibit (3)(d) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, which Exhibit is incorporated here by reference.)

(4) Instruments defining rights of security holders, including indentures

(a) Amended and Restated Shareholder Rights Agreement between Ferro Corporation and National City Bank, Cleveland, Ohio, as Rights Agent, dated as of December 10, 1999. (Reference is made to Exhibit 4(k) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, which Exhibit is incorporated here by reference.)

(b) The rights of the holders of Ferro's Debt Securities issued and to be issued pursuant to a Senior Indenture between Ferro and J. P. Morgan Trust Company, National Association (successor-in-interest to Chase Manhattan Trust Company, National Association) as Trustee, are described in the Senior Indenture, dated March 25, 1998. (Reference is made to Exhibit 4(c) Ferro Corporation Quarterly Report on Form 10-Q for the three months ended March 31, 1998, which Exhibit is incorporated herein by reference.)

(c) Form of Security (7-1/8% Debentures due 2028). (Reference is made to Exhibit 4(a-1) to Ferro Corporation's Current Report on Form 8-K filed March 31, 1998, which Exhibit is incorporated here by reference.)

(d) Officers' Certificate dated December 20, 2001, pursuant to Section 301 of the Indenture dated as of March 25, 1998, between the Company and J. P. Morgan Trust Company, National Association (the successor-in-interest to Chase Manhattan Trust Company, National Association), as Trustee (excluding exhibits thereto). (Reference is made to Exhibit 4.1 to Ferro Corporation's Current Report on Form 8-K filed December 21, 2001, which Exhibit is incorporated herein by reference.

(e) Form of Global Note (9-1/8% Senior Notes due 2009). (Reference is made to Exhibit 4.2 to Ferro Corporation's Current Report on Form 8-K filed December 21, 2001, which Exhibit is incorporated here by reference.)

The Company agrees, upon request, to furnish to the Securities and Exchange Commission a copy of any instrument authorizing long-term debt that does not authorize debt in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

(10) Material Contracts

(a) Ferro Corporation Performance Share Plan. (Reference is made to Exhibit B of Ferro Corporation's Proxy Statement dated March 20, 2000, which Exhibit is incorporated herein by reference.)

(b) Ferro Corporation Acquisition Performance Reward Plan. (Reference is made to Exhibit 10(b) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

(c) Ferro Corporation Savings and Stock Ownership Plan. (Reference is made to Exhibit 10(c) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

(d) Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10(d) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

* (e) Schedule I containing a written description of stock option grants offered to Hector R. Ortino.

(f) Form of Indemnification Agreement (adopted January 25, 1991 for use from and after that date). (Reference is made to Exhibit 10 to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 1990, which Exhibit is incorporated here by reference.)

(g) Amended and Restated Executive Employment Agreement. (Reference is made to Exhibit 10(a) of Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, which Exhibit is incorporated here by reference.)

(h) Form of Change in Control Agreement. (Reference is made to Exhibit 10(j) to Ferro Corporation Annual Report on Form 10-K for the year ended December 31, 1999, which Exhibit is incorporated herein by reference.)

* (i) Schedule II listing the officers with whom Ferro has entered into currently effective executive employment agreements and change in control agreements.

(j) Various agreements relating to an Asset Defeasance Financing including a Participation Agreement dated as of October 31, 1995 among Ferro Corporation, State Street Bank and Trust Company (not in its individual capacity but solely as Trustee), the financial institutions named as Purchasers, and Citibank N.A, as Agent, and a Lease dated October 31, 1995, between State Street Bank and Trust Company (not in its individual capacity but solely as Trustee) as Lessor and Ferro Corporation as Lessee. (Reference is made to Exhibit 10(i) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.) The additional agreements are available upon request. (Reference is made to Exhibit 10 of Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended June 30, 1997, for an amendment to the agreements, which Exhibit is incorporated herein by reference.) Amended and Restated Participation Agreement, dated as of November 30, 2000, among Ferro Corporation, State Street Bank and Trust Company (not in its individual capacity but solely as Trustee), the financial institutions named as Purchasers, and Citibank, N.A., as Agent, and a First Amendment to Lease dated as of November 30, 2000 between State Street Bank and Trust Company (not in its individual capacity but solely as Trustee) as Lessor and Ferro Corporation as Lessee. (Reference is made to Exhibit 10(i) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.) The additional agreements are available upon request. Amendment No. 1 to Amended and Restated Participation Agreement, dated as of August 31, 2001, by and among Ferro Corporation, State Street Bank & Trust Company, as Trustee, the financial institutions named therein, and Citibank, N. A., as Agent. (Reference is made to Exhibit 10(d) to Ferro Corporation's Form 10-Q for the three months ended September 30, 2001, which Exhibit is incorporated herein by reference.)

(k) Ferro Corporation Supplemental Executive Defined Contribution Plan. (Reference is made to Exhibit 10(j) to Ferro Corporation Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

(l) Ferro Corporation Executive Employee Deferred Compensation Plan. (Reference is made to Exhibit 10(k) to Ferro Corporation Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

(m) Ferro Corporation Deferred Compensation Plan for Non-Employee Directors, Ferro Corporation Deferred Compensation Plan for Non-Employee Directors Trust Agreement, and a First Amendment to Ferro Corporation Deferred Compensation Plan for Non-Employee Directors. (Reference is made to Exhibit 10(l) to Ferro Corporation Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.)

(n) Receivables Purchase Agreement, dated as of September 28, 2000, among Ferro Finance Corporation, Ciesco L. P. as the Investor, Citicorp North America, Inc. as the Agent, Ferro Electronic Materials as an Originator and Ferro Corporation as Collection Agent and Originator. (Reference is made to Exhibit 10(m) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.) Amendment to Receivables Purchase Agreement, dated as of February 28, 2002, among Ferro Finance Corporation as Seller, Corporate Asset Funding Company, Inc. as Investor and assignee of CIESCO L.P., Ferro Electronic Materials, Inc. as an Originator, Ferro Corporation as Originator and Collection Agent, and Citicorp North America, Inc. as Agent. (Reference is made to Exhibit 10(m)(1) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended March 31, 2002, which Exhibit is incorporated here by reference.)

(o) Purchase and Contribution Agreement, dated as of September 28, 2000, between Ferro Corporation and Ferro Electronic Materials, Inc. as Sellers and Ferro Finance Corporation as Purchaser. (Reference is made to Exhibit 10(n) to Ferro Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, which Exhibit is incorporated herein by reference.) Amendment to Purchase and Contribution Agreement, dated as of February 28, 2002, between Ferro Corporation and Ferro Electronic Materials, Inc. as Sellers and Ferro Finance Corporation as Purchaser. (Reference is made to Exhibit 10(n)(1) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended March 31, 2002, which Exhibit is incorporated here by reference.)

(p) Credit Agreement, dated as of August 31, 2001; among Ferro Corporation, as Borrower, Various Financial Institutions, as Lenders, Credit Suisse First Boston, as the Syndication Agent and a Joint Lead Arranger, Citicorp U.S.A., Inc. and Key Bank National Association, as the Co-Documentation Agents. (Reference is made to Exhibit 10(b) to Ferro Corporation's Quarterly Report on Form 10-Q for the three months ended September 30, 2001, which Exhibit is incorporated herein by reference.) First Amendment to Credit Agreement, dated as of December 27, 2002. (Reference is made to Exhibit 99.1 to Ferro Corporation's Current Report on Form 8-K, filed January 13, 2003.)

*(11) Computation of Earnings Per Share

*(12) Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

*(21) List of Subsidiaries

*(23) Consent of Independent Auditors

*(99) Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350.

SCHEDULE I

On February 11, 2002 and February 9, 2001, respectively, the Board granted Mr. Ortino 155,000 and 122,000 options to purchase shares. Of this amount, options for 100,000 shares each year were granted under the Company's Stock Option Plan approved by shareholders and the remaining options were granted and approved by the Board from available treasury shares. The options granted in 2002 have an exercise price of $25.50 and the options granted in 2001 have an exercise price of $23.60. Both grants have a maximum term of 10 years and vest evenly over four years on the anniversary of the grant date.

SCHEDULE II

Ferro Corporation has entered into an executive employment agreement with Hector R. Ortino which is substantially identical in all material respects to the Form of Amended and Restated Executive Employment Agreement (Exhibit 10(a) to Ferro Corporation's Form 10-Q for the three months ended March 31, 1998), except the lump sum severance payment for Mr. Ortino is equal to a full year's compensation (base salary and incentive compensation) multiplied by three.

Beginning in 1999, the Company discontinued its practice of signing executive employment agreements. The Company has entered into change in control agreements substantially identical with its form of change in control agreement (Exhibit 10(j) to Ferro Corporation's Form 10-K for the year ended December 31, 2000) with the following executive officers:

James C. Bays
Dale G. Kramer
Millicent W. Pitts
Robert A. Rieger

EXHIBIT 11

FERRO CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

(Dollars in thousands, except per share data)	Year Ended December 31, 2002	2001
BASIC:		
Weighted Average Common Shares Outstanding	38,276,764	34,246,247
Net Income	73,723	39,197
Less Preferred Stock Dividend, Net of Tax	(2,447)	(3,078)
Net Income Available to Common Shareholders	$ 71,276	$ 36,119
BASIC EARNINGS PER COMMON SHARE	$ 1.86	$ 1.05
DILUTED:		
Weighted Average Common Shares Outstanding	38,276,764	34,246,247
Adjustments for assumed conversion of convertible preferred stock and common stock options	2,731,742	2,872,729
	41,008,506	37,118,976
Net Income	$ 73,723	$ 39,197
Tax effect on assumed conversion of convertible preferred stock	(459)	(577)
Adjusted Net Income	$ 73,264	$ 38,620
DILUTED EARNINGS PER SHARE	$ 1.79	$ 1.04

EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	Year Ended December 31		
	2002	2001	2000
EARNINGS:			
Pre-Tax Income	48,580	47,473	110,941
ADD: Fixed Charges	46,203	38,820	18,099
ADD: Minority Interest & Affiliate Earnings	(849)	104	482
ADD: Dividends from Equity Investees	691	229	0
LESS: Interest Capitalization	(273)	(706)	(541)
TOTAL EARNINGS	94,352	85,920	128,981
FIXED CHARGES:			
Interest Expense	41,847	33,420	14,859
Interest Capitalization	273	706	541
Amortization of Discounts and Capitalized Expenses ... on Debt	2,290	2,488	52
Interest Portion of Rental Expense	1,793	2,206	2,647
Total Fixed Charges	46,203	38,820	18,099
TOTAL EARNINGS	94,352	85,920	128,981
DIVIDED BY:			
TOTAL FIXED CHARGES	46,203	38,820	18,099
Ratio of Earnings to Fixed Charges	2.04	2.21	7.13
Preferred Stock Dividends	2,447	3,078	3,460
Total Fixed Charges	46,203	38,820	18,099
Combined Fixed Charges and Preferred Stock Dividends	48,650	41,898	21,559
TOTAL EARNINGS	94,352	85,920	128,981
DIVIDED BY:			
Combined Fixed Charges and Preferred Stock Dividends	48,650	41,898	21,559
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.94	2.05	5.98

EXHIBIT 21
LIST OF SUBSIDIARIES

Name Of Subsidiary*	Sovereign Power Under The Laws Of Which Organized
Ferro Electronic Materials, Inc.	United States of America
Ferro Pfanstiehl Laboratories, Inc.	United States of America
Ferro Pfanstiehl (Europe) Ltd.	United Kingdom
Ferro Glass & Color Corporation	United States of America
Ferro Graphics Inc.	United States of America
Ferro Colores S.A. de C.V.	Mexico
Ferro EM L.P.	United States of America
Ferro Industrial Products Ltd	Canada
Ferro B.V.	The Netherlands
Ferro (Belgium) S.p.r.l.	Belgium
Ferro (Holland) B.V.	The Netherlands
Ferro France S.a.R.L.	France
Ferro (Italia) S.R.L.	Italy
Ferro Industrias Quimicas (Portugal) S.A.	Portugal
Ferro Investments BV	The Netherlands
Ferro Toyo Co., Ltd. (60%)	Taiwan, Republic of China
Ferro Electronic Materials B.V.	The Netherlands
Ferro Holdings GmbH	Germany
Ferro GmbH	Germany
Magmalor GmbH	Germany
Cerdec Ceramics GmbH	Germany
Ferro Couleurs France S.A.	France
PT Ferro Ceramic Colors Indonesia (59%)	Indonesia
PT Ferro Additives Asia (75.4%)	Indonesia
dmc^2 Italia SrL	Italy
Cerpart SrL	Italy
Cerdec Ceramics Italia SpA	Italy
Smaltochimica SrL (40%)	Italy
Degussa-Metais, Catalisadores e Ceramica, Lda	Portugal
Ferro Spain S.A	Spain
Chilches Materials S.A. (20%)	Spain
Gardenia-Quimica S.A. (48%)	Spain
Kerajet S.A. (25%)	Spain
Ferro (Great Britain) Ltd	United Kingdom
Ferro Argentina S.A.	Argentina
Minera Loma Blanca S.A	Argentina
Procesadora de Boratos Argentinos S.A.	Argentina
Ferro Enamel do Brasil, Industria e Comercio Ltda	Brazil
Ferro Mexicana S.A. de C.V	Mexico
Ferro de Venezuela C.A. (51%)	Venezuela
Ferro Corporation (Australia) Pty. Ltd	Australia
Ferro Far East, Ltd.	Peoples Republic of China
Ferro Suzhou Ceramic Color & Glaze Co. Ltd.	Peoples Republic of China
Ferro Taiwan Co.,Ltd.	Taiwan, Republic of China
Ferro EMS Taiwan Ltd	Taiwan, Republic of China
Ferro (Thailand) Co., Ltd. (49%)	Thailand
Ferro Cerdec (Thailand) Company Limited (49%)	Thailand
Ferro Ceramic Colors (Thailand) Co. Ltd. (51%)	Thailand
Ferro Electronic Materials Japan Co., Inc.	Japan
Ferro Japan K.K	Japan
Ferro Performance Chemicals K.K.	Japan
DC-Ferro Co., Ltd. (50%).	Republic of Korea
PT Ferro Mas Dinamika (95%)	Indonesia
Ferro Enamels (Japan) Ltd. (10%)	Japan
ESFEL Ecuatoriana S.A (19%).	Ecuador

* Percentages in parentheses indicate Ferro's ownership.

Ferro has a number of sales and warehousing subsidiaries throughout the world which are omitted from the foregoing list because they are considered in the aggregate or individually not to constitute a significant subsidiary.

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Ferro Corporation:

We consent to incorporation by reference in the Registration Statements (File Nos. 2-61407, 33-28520, 33-45582, 333-91774 and 333-97529) on Form S-8 and in the Registration Statements (File Nos. 33-51284, 33-63855 and 33-84322) on Form S-3 of Ferro Corporation of our report dated February 5, 2003 relating to the consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 10-K of Ferro Corporation.

/s/ KPMG LLP
KPMG LLP
Cleveland, Ohio
March 17, 2003

EXHIBIT 99

Certification of Principal Executive Officer and
Principal Financial Officer pursuant to
18 U.S.C. 1350

In connection with the Form 10-K (the "Report") of Ferro Corporation (the "Company")
[Name of Report] [Name of Company]

for the period ending December 31, 2002, I, Hector R. Ortino, Chairman and Chief Executive Officer of the Company, certify
[Date] [Name of Officer] [Title]
that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/ s / Hector R. Ortino
Hector R. Ortino
Chairman and Chief Executive Officer

Dated: March 17, 2003

EXHIBIT 99

Certification of Principal Executive Officer and
Principal Financial Officer pursuant to
18 U.S.C. 1350

In connection with the Form 10-K (the "Report") of Ferro Corporation (the "Company")
[Name of Report] [Name of Company]

for the period ending December 31, 2002, I, J. William Heitman, Vice President, Finance and Acting Chief Financial Officer
[Date] [Name of Officer] [Title]

of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/ s / J. William Heitman
J. William Heitman
Vice President, Finance and Acting Chief Financial Officer

Dated: March 17, 2003

CORPORATE INFORMATION

Automatic Dividend Reinvestment and Stock Purchase Plan

This plan provides an opportunity for shareholders to purchase additional shares of Ferro common stock by automatic reinvestment of dividends and by optional periodic cash payments, without paying service charges or brokerage commissions. These costs will be paid by Ferro.

The Plan is administered by National City Bank.

Any questions or correspondence about the Plan should be addressed to:
National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
216-257-4506
Toll free: 800-622-6757
E-mail: shareholder.inquiries@nationalcity.com

Brokerage Accounts

To reduce communication delays that exist for some Ferro shareholders who hold their stock in brokerage accounts, the Company will send its various printed communications directly to these shareholders. If you would like to take advantage of this service, please write to:
Treasury Department, Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114, U.S.A.
Please indicate the number of Ferro shares owned and the name and address of the brokerage firm that administers your account.

Stock Transfer Agent/Registrar and Dividend Disbursing Agent

National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
216-257-8663
Toll Free: 800-622-6757
E-mail: shareholder.inquiries@nationalcity.com

Trustee 7 3/8%, 7 5/8%, 7 1/8% and 8% Debentures and 9 1/8% Senior Notes

J.P. Morgan Trust Company
National Association
Chase Financial Tower
250 West Huron Road, Suite 220
Cleveland, Ohio 44113

Independent Auditors

KPMG LLP
One Cleveland Center, Suite 2600
1375 East Ninth Street
Cleveland, Ohio 44114-1796

Exchange Listing

New York Stock Exchange
Common Stock
Stock symbol: FOE

Form 10-K

Ferro Corporation's Form 10-K report filed with the Securities and Exchange Commission for the year ended December 31,2002 is available to shareholders at no cost at the Company's Web site, www.ferro.com, or upon request.

Investor Contact

John B. Atkinson, Director, Investor Relations
216-875-7155
e-mail: investor@ferro.com

Annual Meeting

April 25, 2003, 8:00 a.m.
Executive Offices
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

Executive Offices

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
216-641-8580

OPERATING LOCATIONS

Asia-Pacific

Australia
China
Indonesia
Japan
South Korea
Taiwan
Thailand

Europe

Belgium
France
Germany
Holland
Italy
Portugal
Spain
United Kingdom

North America

Mexico
United States
- California
- Georgia
- Illinois
- Indiana
- Louisiana
- Ohio
- New Jersey
- New York
- Pennsylvania
- Texas

South America

Argentina
Brazil

FERRO *is a registered trademark of Ferro Corporation.*

BOARD OF DIRECTORS



Back row from left: William B. Lawrence, Michael H. Bulkin, Alberto Weisser, Michael F. Mee and Dennis W. Sullivan; Middle row from left: William J. Sharp, Dr. Jennie S. Hwang, Hector R. Ortino and Mary Ann Jorgenson; Seated from left: Padmasree Warrior and Sandra Austin Crayton

Michael H. Bulkin
(1998) Private investor; Retired Director, McKinsey & Company, Age 64 [2,3]

Sandra Austin Crayton
(1994) Retired President and Chief Executive Officer, PhyServ LLC, Age 55 [2,3,5]

Dr. Jennie S. Hwang
(2001) President, H-Technologies Group, Inc.; Co-founder and Chief Executive Officer, FreeDonation.com, Inc., Age 55 [1,5]

William B. Lawrence
(1999) Retired Executive Vice President, General Counsel and Secretary, TRW Inc., Age 58 [1,3]

Michael F. Mee
(2001) Retired Executive Vice President and Chief Financial Officer, Bristol-Myers Squibb Company, Age 60 [2,4]

Hector R. Ortino
(1993) Chairman and Chief Executive Officer of Ferro, Age 60 [3]

William J. Sharp
(1998) Retired President, North American Tire, The Goodyear Tire & Rubber Company, Age 61 [1,2]

Dennis W. Sullivan
(1992) Executive Vice President, Parker Hannifin Corporation, Age 64 [3,4,5]

Padmasree Warrior
(2002) Senior Vice President and Chief Technology Officer, Motorola, Inc., Age 42 [4,5]

Alberto Weisser
(2000) Chairman and Chief Executive Officer, Bunge Limited, Age 47 [1,4]

Note: Figures in parentheses indicate the year the Director was elected to the Board. Figures in brackets indicate the Committee(s) on which a Director serves.

[1] Audit
[2] Compensation & Organization
[3] Executive
[4] Finance
[5] Strategy & Technology

CORPORATE OFFICERS

James C. Bays
(2001) Vice President and General Counsel, Age 53

David G. Campopiano
(1989) Vice President, Mergers and Acquisitions, Age 53

Mary Ann Jorgenson
(2000) Corporate Secretary; Principal Occupation: Partner, Squire, Sanders & Dempsey LLP, Attorneys at Law, Age 61

Dale G. Kramer
(1999) Corporate Vice President, Performance Chemicals, Age 50

Hector R. Ortino
(1971) Chairman and Chief Executive Officer, Age 60

Millicent W. Pitts
(1998) Corporate Vice President, Coatings Systems, Age 48

Robert A. Rieger
(1998) Corporate Vice President, Electronic Materials & Color and Glass Performance Materials, Age 52

Note: Figures in parentheses indicate the year the Officer joined the Corporation.

Designed by Curran & Connors, Inc. / www.curran-connors.com

FERRO

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
www.ferro.com